ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD.

FOR THE YEAR ENDED AUGUST 31, 2022

Annual Information Form - November 23, 2022

ITEM  2 PRELIMINARY NOTES

2.1 DATE OF INFORMATION

All information in this Annual Information Form ("AIF") of Platinum Group Metals Ltd. ("Platinum Group" or the "Company") is as of August 31, 2022 unless otherwise indicated.

2.2 LIST OF ABBREVIATIONS AND GLOSSARY OF MINING TERMS

Attached hereto as Schedule "A" is a list of abbreviations and glossary of mining terms used in this AIF.

2.3 FINANCIAL INFORMATION

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended August 31, 2022 (the "Financial Statements"), a copy of which may be obtained online at www.sedar.com.

All financial information in this AIF is derived from Financial Statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

2.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements.  Forward-Looking Statements included or incorporated by reference in this AIF include, without limitation, statements with respect to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the Waterberg DFS (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an interdict application in the High Court seeking to restrain the activities of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") on certain surface rights over a portion of the Waterberg Project;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the impacts of COVID-19 on our operations;

• risks related to geopolitical events and other uncertainties, such as the conflict in Ukraine;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by subsidiary Lion Battery Technologies Inc. ("Lion Battery"), the Company's new battery technology joint venture with Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc. ("Amplats");

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this AIF and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that will continue to incur losses until the Company's Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the "Investment Company Act");

• Implats or another third party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company;

• the outcome of a review application to the High Court to set aside a decision by the DFFE to refuse condonation for the late filing of a community group's appeal against the grant of an EA for the Waterberg Project;

• the outcome of an interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the Waterberg Project;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve"), a former subsidiary of the Company, and the review application to set aside a decision by the Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry, 2018 (the "Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company ("Common Shares");

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions;

• government imposed shutdowns or expense increases;

• water license risks; and

• other risks disclosed under Item 5.5 Risk Factors in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum ("Pt"), palladium ("Pd"), rhodium ("Rh") and gold ("Au") will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

2.5 RESERVE AND MINERAL RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101"). The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Units of Conversion

The following table sets forth certain standard conversions from the International System of Units (metric units) to the Standard Imperial Units:

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

2.6 CAUTIONARY NOTE TO U.S. INVESTORS

All mineral resource and reserve estimates included in this AIF and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with NI 43-101, which  is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the Securities and Exchange Commission (the "SEC").  Consequently, mineral reserve and mineral resource information included and incorporated by reference in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101, which differs significantly from the requirements of the SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Company is not currently subject to the SEC Modernization Rules.  Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

2.7 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts set forth in this AIF are expressed in United States Dollars ("U.S. Dollars", "USD", "$" or "US$"), except where otherwise indicated.  The Company's functional currency is the Canadian Dollar ("Canadian Dollars", "CAD" or "C$") and is reported in a USD presentation currency.  The Company's South African subsidiaries use the South African Rand ("Rand", "R" or "ZAR") as a functional currency.

The daily rate of exchange on August 31, 2022 as reported by the U.S. Federal Reserve for the conversion of South African Rand into one U.S. Dollar was 17.0350.

The following table sets forth the rate of exchange for the U.S. Dollars expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

U.S. Dollar to Canadian Dollars	Year Ended August 31,
	2022	2021	2020
Rate at end of period	C$1.3111	C$1.2617	C$1.3042
Average rate for period	C$1.2720	C$1.2688	C$1.3458
High for period	C$1.3138	C$1.3396	C$1.4496
Low for period	C$1.2329	C$1.2040	C$1.2970

The daily average rate of exchange on November 22, 2022 as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was $1.00 equals C$1.3396.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2022	2021	2020
Rate at end of period	R13.0242	R11.5115	R12.9517
Average rate for period	R12.2470	R11.8256	R11.9371
High for period	R13.2837	R12.8816	R13.5501
Low for period	R11.1857	R11.1532	R10.7342

The daily average rate of exchange on November 22, 2022 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was C$1.00 equals R12.8966.

The following table sets forth the rate of exchange for the U.S. Dollars expressed in South African Rand in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of U.S. Dollars into Rand.

U.S. Dollars to South African Rand	Year Ended August 31
	2022	2021	2020
Rate at end of period	R17.0760	R14.5241	R16.8916
Average rate for period	R15.5782	R15.0043	R16.0676
High for period	R17.1851	R17.1370	R19.0556
Low for period	R14.1571	R13.4776	R14.0093

The daily average rate of exchange on November 18, 2022 as reported by the Federal Reserve Bank of New York for the conversion of U.S. Dollars into South African Rand $1.00 equals R17.2300.

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") shall bear that definition.  Other definitions are set out in National Instrument 14-101 - Definitions.

2.8 NOTICE REGARDING NON-IFRS MEASURES

This AIF may include certain terms or performance measures that are not defined by IFRS, such as cash costs and all-in sustaining costs. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Financial Statements.

2.9 SHARE CONSOLIDATION

On December 13, 2018, the Common Shares were consolidated on the basis of one new share for ten old shares (1:10) (the "Share Consolidation").  The purpose of the Share Consolidation was to increase the Common Share price to be in compliance with the NYSE American LLC's ("NYSE American") low selling price requirement.

Unless otherwise indicated, all information included in this AIF, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented after giving effect to the Share Consolidation and prior share consolidations.

ITEM  3 CORPORATE STRUCTURE

3.1 NAME, ADDRESS AND INCORPORATION

The Company is a corporation organized under the laws of British Columbia, Canada. The Company was formed by way of an amalgamation on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia) (the "BCBCA").  The Company's British Columbia incorporation number is BC0642278.

The Company's head office is located at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered office is located at Gowling WLG (Canada) LLP, Suite 2300 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties.  The Company currently holds interests in platinum properties in the Northern Limb of the Bushveld Complex in South Africa.  The Company's business is currently conducted primarily in South Africa.

At present, the Company's sole material mineral property is the Waterberg Project.  Results of the Waterberg DFS (as defined below) targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine was announced by the Company on September 24, 2019.  A large portion of the Waterberg Project's prospecting area remains unexplored.

In 2019, the Company founded Lion Battery in partnership with Amplats to research the use of palladium and platinum in lithium battery applications.

3.2 PLATINUM GROUP METALS LTD. AND ITS SUBSIDIARIES

The Company's material subsidiaries are comprised of one wholly-owned company, a 49.9% holding in a second company and a direct and indirect 50.02% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa and a 53.7% holding in a fourth company incorporated in British Columbia.  The following chart represents the Company's corporate organization as at the date of this AIF:

Notes

1. Remaining 46.3% interest owned by Amplats.

2. Remaining interest owned as to 12.195% by Japan Organization for Metals and Energy Security (formerly Japan, Oil, Gas and Metals National Corporation), 9.755% by Hanwa Co. Ltd. and 15.0% by Implats.

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

As at the date of filing of this AIF, the Company's only material mineral property is the Waterberg Project, which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project.  The Waterberg Project is held by Waterberg JV Co. in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by the Company's wholly-owned South African subsidiary, Platinum Group Metals (RSA) (Pty) Ltd ("PTM RSA") and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a BEE company which holds 26.0% of Waterberg JV Co.  The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of Japan Organization for Metals and Energy Security (formerly Japan, Oil, Gas and Metals National Corporation) ("JOGMEC"), 9.755% by Hanwa Co. Ltd. ("Hanwa") and 15.0% by Implats.  PTM RSA is the manager of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and memorandum of incorporation.  To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo.  In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders.  The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more BEE partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different BEE shareholders.

ITEM  4 GENERAL DEVELOPMENT OF THE BUSINESS

4.1 THREE-YEAR HISTORY

The following is a summary of the Company's noteworthy developments over the last three fiscal years ending August 31.

Fiscal 2020 Developments

September 2019	Updated Mineral Resource Estimate

The Company announced the results of the Waterberg DFS, which estimated 6.44 million 4E ounces in the higher confidence measured category (versus 6.26 million 4E ounces in the October 2018 Waterberg Report). Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased slightly to 26.35 million 4E ounces in 242.4 million tonnes at 3.38 g/t 4E (versus 26.34 million 4E ounces in 242.5 million tonnes at 3.38 g/t in the October 2018 Waterberg report). Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces (the same as in the October 2018 Waterberg Report). The updated measured and indicated 2019 mineral resource totaling 26.35 million 4E ounces is comprised of 63.0% palladium, 29.1% platinum, 6.4% gold and 1.5% rhodium. The T zone measured and indicated resources increased in grade from 4.51 g/t 4E in the September 2018 Waterberg Report to 4.53 g/t 4E in the Waterberg DFS. For more details about the Waterberg DFS see Item 5.3 Mineral Property Interests - Material Mineral Property Interest - Waterberg Project.

October 2019	DFS Technical Report

On October 7, 2019, Platinum Group filed a NI 43-101 technical report for the above results entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019 (the "Waterberg DFS"). The Waterberg DFS was prepared by Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd.; Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd. In addition, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed-off by the Independent Geological Qualified Person.

Mineral resources in the Waterberg DFS are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person responsible for mineral resource estimation in the Waterberg DFS believes the differences are not material and the two standards may be considered the same. Mineral resources that are not mineral reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty.

Readers are directed to review the full text of the Waterberg DFS, which is incorporated by reference herein and is available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

December 2019	Waterberg DFS Approval by Joint Venture Partners

On December 5, 2019, the Company reported the approval of the Waterberg DFS by the shareholders of Waterberg JV Co. The Waterberg DFS was provided to the shareholders on September 4, 2019. The Waterberg DFS was managed by Waterberg JV Co. representing the joint venture partners and owners, being Platinum Group, Implats, JOGMEC, Hanwa and Mnombo.

Non-Brokered Private Placement

On December 19, 2019, the Company reported the closing of a non-brokered private placement of Common Shares at price of $1.24 each. An aggregate of 3,225,807 Common Shares were subscribed for and issued resulting in gross proceeds to the Company of $4.0 million. A 6% cash finder's fee in the amount of $54,232 was paid in cash on a portion of the private placement. Hosken Consolidated Investments Limited ("HCI"), an existing major shareholder of the Company, subscribed for 1,612,931 Common Shares through its subsidiary Deepkloof Limited ("Deepkloof").

March 2020	Amendment to Implats Option

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of a transaction involving the Waterberg Project initially announced on October 16, 2017 with Implats (the "Implats Transaction") whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. for $30 million. Implats also acquired a right to increase its stake in Waterberg JV Co. (the "Purchase and Development Option") from 15% to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning a further 22.815% interest by making a firm commitment to an expenditure of $130.0 million in development work.

On March 31, 2020, the Implats' Purchase and Development Option was amended and restated by formal agreement (the "Amended Call Option Agreement"), to extend the termination date from April 17, 2020 to 90 calendar days following receipt of an executed mining right for the Waterberg Project.

In consideration for the amendment, Implats agreed to fund an implementation and optimization work program (the "2020 Work Program") budgeted to cost up to Rand 55 million and aimed at assessing risks and increasing confidence in specific areas of the Waterberg DFS, while awaiting the grant of a mining right and Environmental Authorization.

June 2020	Receipt of Implats' Notice of Election to Not Exercise Option

On June 15, 2020, Implats delivered a formal notice (the "Election Notice") to the shareholders of Waterberg JV Co. stating their election not to exercise the Purchase and Development Option. Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program, and the strategic alignment between the Waterberg asset and Implats' stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term. Pursuant to the Amended Call Option Agreement, Implats' responsibility to fund the 2020 Work Program ended on September 15, 2020, which was 90 days after the delivery of the Election Notice. Implats reiterated their support of both the Waterberg Project and the joint venture partners and stated their intention to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

Non-Brokered Private Placement

On June 17, 2020, the Company announced the closing of a non-brokered private placement of Common Shares at a price of $1.40 each. An aggregate of 1,221,500 Common Shares were subscribed for and issued resulting in gross proceeds to the Company of $1.71 million. A 6% cash finder's fee of $37,926 was paid in cash on a portion of the Private Placement. HCI, an existing major shareholder of the Company, subscribed for 500,000 Common Shares through its subsidiary Deepkloof.

Finalization of Income Tax Audit

On June 30, 2020, the Company received a letter from SARS reporting the finalization of an income tax audit of the Company's South African 100% subsidiary PTM RSA for tax years 2014, 2015 and 2016 with no reassessment or adjustment to the Company's tax returns for the years audited.

August 2020	Delivery of Subscription Failure Notice to Implats

As a result of the Implats Election Notice and pursuant to the Amended Call Option Agreement, the board of Waterberg JV Co. passed a resolution to issue and deliver a subscription failure notice (the "Subscription Failure Notice") to formalize the termination of the Purchase and Development Option. The Subscription Failure Notice was delivered to Implats on August 11, 2020.

Termination of Implats' Offtake Negotiation Period

On August 11, 2020, the board of Waterberg JV Co. also passed a resolution to record the termination of the exclusive offtake negotiation period with Implats as a result of the parties not reaching a concentrate offtake agreement within the Amended Call Option Agreement's 30-day prescribed period. The Company will continue to discuss and negotiate for offtake terms with Implats; however, it is now also allowed to carry on discussions with other potential concentrate offtake parties, subject to Implats right to match.

Fiscal 2021 Developments

September 2020	At-The-Market Offering Sales Agreement

On September 4, 2020, the Company entered into an Equity Distribution Agreement with BMO Capital Markets Corp. ("BMO") to sell Common Shares from time to time for up to $12.0 million in aggregate sales proceeds in "at-the-market" transactions (the "2020 ATM").

Lion Battery Granted U.S. Patent

On September 14, 2020, the Company reported that the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to Florida International University ("FIU"). Under a sponsored research agreement ("SRA"), Lion Battery has exclusive rights to all technology being developed by FIU including the patents granted. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.

October 2020	Non-Brokered Private Placement

On October 15, 2020, the Company reported the closing of a non-brokered private placement of 1,146,790 Common Shares with major shareholder HCI, through its subsidiary Deepkloof, at a price of $2.18 each resulting in gross proceeds to the Company of $2.5 million and allowing HCI to maintain its interest in the Company at over 31%.

November 2020	At-The-Market Offering Completed

On November 30, 2020, the Company announced the completion of the 2020 ATM with the sale of 5,440,186 Common Shares at an average price of $2.21 for gross proceeds of $12.0 million. The final sales settled on December 2, 2020. No offers or sales of Common Shares were made in Canada, on or through the facilities of the Toronto Stock Exchange (the "TSX") or other trading markets in Canada, or to anyone known by BMO to be a resident of Canada.

December 2020	Non-Brokered Private Placement

On December 8, 2020, the Company closed a non-brokered private placement of 1,121,076 Common Shares at a price of $2.23 per share with HCI through its subsidiary Deepkloof, resulting in gross proceeds to the Company of $2.5 million and allowing HCI to maintain approximately a 31% interest in the Company as they held prior to the 2020 ATM completed by the Company on November 30, 2020, as described above.

Lion Battery Granted Second U.S. Patent

On December 8, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,682,103 B2 entitled "Battery Cathodes for Improved Stability" to FIU. Under the SRA, the patent is licensed to Lion Battery and covers a preparation method using PGM catalysts in carbon materials for use as cathodes in lithium batteries, including lithium-ion, lithium-air, and lithium-sulfur batteries. The new patent broadens protection for US patent 10,734,636 B2.

January 2021	Waterberg Mining Right Granted

On January 28, 2021, the South Africa Department of Mineral Resources and Energy ("DMRE") granted Waterberg JV Co. a mining right (the "Waterberg Mining Right").

February 2021	At-The-Market Offering Sales Agreement

On February 5, 2021, the Company entered into an Equity Distribution Agreement with BMO to sell its Common Shares from time to time for up to $50.0 million in aggregate sales proceeds in "at-the-market" transactions (the "2021 ATM").

March 2021	Waterberg Mining Right Notices

On and following March 5, 2021, three notices of appeal were filed by individual appellants against the January 28, 2021 granting of the Waterberg Mining Right. Counsel acting for one group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of that group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020. Waterberg JV Co. has filed formal rebuttals to each action and on October 13, 2022 the Minister of Mineral Resources and Energy (the "Minister") ruled to dismiss all such appeals. On July 30, 2021, a group located near planned surface infrastructure filed an urgent interdict application. Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit. The applicants did not respond and were obliged to remove their application from the urgent court roll. Host community Ketting applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine. In July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application was scheduled for May 22, 2023.

April 2021	Waterberg Mining Right Notarially Executed

On April 13, 2021, representatives of the DMRE and Waterberg JV Co. completed a notarial execution of the Waterberg Mining Right.

June 2021	Sprott Facility Maturity Date Extended

On June 14, 2021, the Company elected to extend the maturity date for $10 million of principal from the $20 million secured loan facility with Sprott Private Resource Lending II (Collector), LP and other lenders (the "Sprott Facility"), by one year in exchange for a payment in cash of $300,000. The Sprott Facility was originally scheduled to mature on August 14, 2021.

Lion Battery Granted Third Patent

On June 15, 2021, the U.S. Patent and Trademark Office issued Patent No. 11,038,160 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent covers a preparation method using PGM catalysts in carbon materials for use as cathodes with increased emphasis on lithium sulphur batteries and broadens protection for US patent 10,734,636 B2 covering the composition of carbon cathodes containing PGMs.

July 2021	Waterberg Mining Right Registered

On July 6, 2021, Waterberg JV Co. completed the registration of the Waterberg Mining Right at the Mineral and Petroleum Titles Registration Office.

Lion Battery Agreements Amended

On July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion Battery by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities. On the same date, Lion Battery agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. If the Company should fail to contribute its share of a required subscription to Lion Battery, it would be in breach of its agreement with Lion Battery and its interest in Lion Battery may be subject to dilution.

Fiscal 2022 Developments

October 2021	Waterberg Project Geotechnical Drilling Campaign

On October 14, 2021, the Company reported completion of a geotechnical drilling campaign at the Waterberg Project. The campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions. A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest. Downhole geophysical surveys were conducted. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing. Geotechnical qualified persons monitoring the drill campaign have stated that in general, the rock mass encountered along both decline routes is competent and can support the planned excavations with no major problem areas expected.

February 2022	Non-Brokered Private Placement

On February 11, 2022, the Company completed a non-brokered private placement of 3,539,823 Common Shares at a price of $1.695 per Common Share to HCI, through its subsidiary Deepkloof, resulting in proceeds to the Company of $6.0 million. Pricing of the private placement was set to be consistent with the equity consideration paid by the Company to purchase and cancel its outstanding $19.99 million 6 7/8% Convertible Senior Subordinated Notes (the "Convertible Notes") as described below. The private placement allowed HCI to return to a near 26% interest in the Company, as it held prior to the purchase and cancellation of the Convertible Notes.

Convertible Notes Cancelled

On February 11, 2022, the Company reported the privately negotiated purchase and cancellation of the Company's Convertible Notes maturing on July 1, 2022. The Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company at a price of $1.695 per share in consideration for the $19.99 million principal outstanding balance of the Convertible Notes. The Company paid accrued and unpaid interest on the Convertible Notes in cash.

Sprott Facility Repaid

On February 11, 2022, the Company repaid the Sprott Facility remaining $3.0 million principal balance and outstanding interest. With the debt formally settled, the Company's pledge of its South African assets as security against the Sprott Facility was fully released.

June 2022	South African High Court Rules Against Africa Wide

On June 14, 2022, the High Court of South Africa delivered a judgment dismissing the challenge brought by Africa Wide to reverse the Maseve Sale Transaction (as defined below). In its judgment the High Court dismissed all of the claims for which Africa Wide contended and ordered Africa Wide to make payment of the defendants' costs.

Final Base Shelf Prospectus Filed and 2021 ATM Terminated

On June 21, 2022, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

Pursuant to the Shelf Prospectus and the Registration Statement, the Company may offer and sell Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million (or its equivalent in Canadian dollars) from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and the Registration Statement remain effective.

Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used to advance our business objectives and for general corporate purposes. The Company filed the Shelf Prospectus and the Registration Statement to replace an earlier registration statement filed in 2019 (the "2019 Registration Statement"), and to enhance the Company's financial flexibility.

The 2021 ATM terminated in June 2022 upon the expiration of the 2019 Registration Statement. In aggregate, the Company sold 10,426,632 Common Shares in the 2021 ATM at an average price of $2.94 for gross proceeds of $30.6 million. No offers or sales of Common Shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the TSX or other trading markets in Canada.

July 2022	At-The-Market Equity Distribution Agreement

On July 27, 2022, the Company entered into an Equity Distribution Agreement with BMO Nesbit Burns Inc. (the "Canadian Agent") and BMO (the "U.S. Agent" and together with the Canadian Agent, the "Agents") for a new at-the-market equity program (the "2022 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares"). The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2022 ATM, if any, will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales under the 2022 ATM will be used for general working capital purposes, including Waterberg pre-construction site work, engineering and preparation. For the period ended August 31, 2022, the Company sold no Common Shares pursuant to the 2022 ATM. Subsequent to August 31, 2022, as of November 23, 2022, the Company has issued an additional 603,314 Common Shares at an average price of $1.82 pursuant to the 2022 ATM for net proceeds of $0.07 million after directly attributable fees and expenses $0.03 million.

August 2022	South African High Court Rules Against Africa Wide Appeal

On August 1, 2022 the High Court dismissed Africa Wide's application for leave to appeal the June 14, 2022 High Court ruling dismissing their case seeking to reverse the Maseve Sale Transaction. Africa Wide was ordered to pay costs.

Africa Wide Petitions South African Supreme Court of Appeal

On August 31, 2022 Africa Wide filed a petition to the South African Supreme Court of Appeal for leave to appeal to that court, alternatively a full bench of the High Court, the June 14, 2022 High Court ruling dismissing their case seeking to reverse the Maseve Sale Transaction. The Company and Royal Bafokeng Platinum Limited ("RBPlat") subsequently filed answering affidavits opposing Africa Wide's petition. The petition was dismissed on November 10, 2022.

4.2 RECENT DEVELOPMENTS

Post August 2022	Lion Battery Granted Fourth Patent

On October 4, 2022, the U.S. Patent and Trademark Office issued Patent No. 11,462,743 B2 entitled "Battery comprising a metal interlayer" to FIU. The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.

DMRE Dismisses Appeals to the Grant of Waterberg Mining Right

On October 13, 2022, Minister Gwede Mantashe of the DMRE ruled to dismiss a series of appeals filed in 2021 against the grant of the Waterberg Mining Right. In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with BEE requirements and Social and Labour Plan community consultation processes.

Waterberg JV Co. Approves Work Program and Budget

On October 18, 2022, the board of directors of Waterberg JV Co. unanimously approved in principle a pre-construction work program (the "Work Program") for the Waterberg Project amounting to approximately $21.0 million over a 23 month period ending August 31, 2024 and formally approved an initial budget (the "Initial budget") of approx. $2.5 million to be spent by March 31, 2023. Specific work items under the Work Program include a 32 hole infill drill program, an update to the Waterberg DFS (the "Waterberg DFS Update"), initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM and advancement of the Waterberg Social and Labour Plan.

South African Supreme Court Dismisses Africa Wide's Application for Leave to Appeal

On November 10, 2022, the South African Supreme Court of Appeal dismissed Africa Wide's application with costs on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.

4.3 SIGNIFICANT ACQUISITIONS

The Company has not made any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

ITEM  5 DESCRIPTION OF THE COMPANY'S BUSINESS

5.1 OVERVIEW

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's sole material mineral property is the Waterberg Project, which was the subject of the Waterberg DFS completed in late 2019 as described in this AIF.  The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

The Company currently conducts no product sales, does not currently distribute any product and does not have any source of operating revenues at this time. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes.

Waterberg JV Co. is presently in process with pre-construction permitting, engineering work, including road upgrade and traffic studies, finalization of power and water infrastructure design and construction camp design.  Waterberg JV Co. continues to work with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.  Before a construction decision can be undertaken for the Waterberg Project, arrangements will be required for project concentrate offtake or processing.

Principal Product

Our principal product from the Waterberg Project, in accordance with the Waterberg DFS, is planned to be a PGM bearing concentrate.  The concentrate will contain certain amounts of eight elements payable to the Company's account comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel.  Pursuant to the Implats Transaction, Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

Implats Transaction

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of the Implats Transaction whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. for $30 million. The Company received consideration of $17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC received $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

Pursuant to the Implats Transaction, Implats acquired the Purchase and Development Option to increase its stake in Waterberg JV Co. to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work.  Implats also acquired a right of first refusal to smelt and refine Waterberg concentrate. The positive results of the DFS were announced on September 24, 2019 and the Waterberg DFS was delivered to the Waterberg JV Co. shareholders on October 4, 2019 for review and approval. The Waterberg DFS was approved on December 5, 2019, after which Implats had an option within 90 business days to elect to exercise the Purchase and Development Option.

Pursuant to the Implats Transaction, Implats also acquired a right of first refusal ("ROFR") to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.  JOGMEC retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at market price and at volumes produced from the Waterberg Project.  This right was later acquired by Hanwa in March 2019.

On March 31, 2020, the Implats' Purchase and Development Option was amended and restated (the "Amended Call Option Agreement"), to extend the termination date from April 17, 2020 to 90 calendar days following receipt of an executed mining right for the Waterberg Project.

In consideration for the amendment, Implats agreed to fund the 2020 Work Program.  The 2020 Work Program was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the grant of a mining right and Environmental Authorization.  Total cost of the 2020 Work Program actually completed by Implats amounted to approximately Rand 24.7 million.

On June 15, 2020, Implats delivered an Election Notice not to exercise the Purchase and Development Option.  Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

On August 11, 2020, Waterberg JV Co. delivered to Implats a Subscription Failure Notice to formalize the termination of the Purchase and Development Option.  Waterberg JV Co. also recorded the termination of the offtake negotiation period with Implats. The Company continues to discuss and negotiate for offtake terms with Implats; however, the Company is also carrying on discussions with other potential concentrate offtake parties, subject to Implats' ROFR.

Specialized Skill and Knowledge

Various aspects of our business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays. The Company has found that it has been able to locate and retain employees or engage consulting experts with the required skills as described above when needed.

Competitive Conditions

Historically over the long-term the global PGM mining industry has benefited from generally long-term rising demand from the global automotive and fabrication sectors. In 2020 South Africa's PGM mining sector represented approximately 66% of global platinum mine supply and 29% of global palladium mine supply.  From mid-2012 until early 2019, global economic uncertainty, increased supply from recycling and slower growth created a weaker market for PGMs. Lower market prices for PGMs combined with labour unrest caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. The market for PGMs, palladium and rhodium in particular, has improved since 2019, resulting in a higher overall metal basket price.  In 2021, the impact of a global shortage of semi-conductor chips resulted in reduced global automotive production.  The concurrent reduction in demand for PGMs resulted in prices for each of the PGMs to fall from their zeniths, which occurred in approximately February to April of 2021.  Almost all South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa's PGM mining sector remains beholden to economic developments in the global automotive industry, which in 2020 accounted for approximately 37% of the total global demand for platinum and 80% of the total global demand for palladium. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. Prices for platinum, palladium and rhodium have been volatile over the last five years, due in part to supply and demand factors as described above and in part as a result of macro and geopolitical factors such as the COVID-19 pandemic and the Russia Ukraine war.  The price of palladium as of the date of this AIF is approximately $1.788 per ounce, similar to price levels seen in November 2019, but between these dates the price of palladium has been as high as $3,099 and as low as $1,535.  The current platinum price of approximately $990 per ounce is also at about the same level now as in November 2019, but in between the price of platinum has been as high as $1,296 and as low as $588. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. If the Company moves towards production on the Waterberg Project, it will become exposed to many of the risks of competition described herein.  See "Item 5.5 Risk Factors".

Employees and Contractors

The Waterberg Project is operated in South Africa by the Company utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.  Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.  The Company's current complement of officers and employees in Canada consists of 5 individuals.  The Company's complement of managers, employees, consultants, security and casual workers in South Africa consists of approximately 8 individuals, inclusive of 2 individuals active at the Waterberg Project conducting site administration, exploration and engineering activities related to the advancement of the project and the execution of recommendations of the Waterberg DFS.

Foreign Operations

The Company conducts its business in South Africa which hosts a large and well-developed mining industry.  This, among other factors, means the infrastructure in many areas is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems.  Electrical generating capacity has been strained by demand and aging infrastructure in recent years in South Africa, but additional capacity is currently under construction.  Additional water infrastructure will also be required.  See "Item 5.5 Risk Factors".

There is also access to materials and skilled labour in South Africa due to the existence of many platinum, chrome, gold and coal mines.  Smelter complexes and refining facilities are also located in South Africa.  South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994 and are continuing to be developed.  The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004.  Since 1994, South Africa has been considered an emerging democracy.  See "Item 5.5 Risk Factors".

5.2 SOCIAL AND ENVIRONMENTAL POLICIES

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations.  We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group.  Our goal is to ensure that our engagement with our stakeholders, including our workforce, industry partners, and the communities where we operate, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, we can address specific concerns of our stakeholders and work cooperatively and effectively towards achieving this goal.

Environmental, Social and Governance ("ESG")

ESG Approach

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  to maximize the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project.  We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions ("GHG") and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

ESG Reporting and Assessment

Since 2021, we have partnered with Digbee Ltd. to utilize the industry-standard Digbee ESG platform to assess and disclose our ESG metrics.

The Digbee ESG platform amalgamates over 30 initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

As part of the Waterberg Mining Right application process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts.  These studies and plans were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

The Company's 2022 ESG submission was manually reviewed by an independent team of ESG experts against a set of rigorous and standardized scoring criteria.  These scores were then peer reviewed before being finalized to ensure accuracy and credibility.  The overall score above is the calculated average of the corporate and project scores shown on the right.  Context scores reflect the inherent risk of where we are operating and there is little that can be done to influence these, whereas the action scores reflect the action being taken by us to mitigate these risks.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of October 2022.

High Level Positive Outcomes from Digbee Assessment

  Platinum Group has validated its financial transaction compliance and accuracy of financials through the submission of audited financials in both South Africa and Canada.
  The Company is in the process of aligning executive and senior management remuneration to ESG goals.
  The Company is empowering local communities through the process of creating community trusts.  As part of this process, the Company is providing assistance by provision of specialists during the consultation and registration process.

  The Company has demonstrated its commitment to enhance ESG through initiatives such as the incorporation of dry stack tailings into its DFS, to reduce the TSF footprint and reduction in water consumption by approximately 40%.

High Level Potential Risks and Opportunities from Digbee Assessment

  While improvements have been made, diversity targets for employees remain low. While these targets align with local legislative requirements, they are still below international targets.
  The mine is planned in a water scarce area where the mine operation will have high water consumption.  While studies indicate that there is sufficient water to support both the mine and the local towns, a small impact on the water table can affect water access to marginal grazing and subsistence farmers.  Careful management is required to ensure the mine does not draw down on groundwater resources to the detriment of the needs of the local community.

ESG Objectives

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of GHG emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programs; and
  achieving zero significant environmental incidents.

Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our prospecting rights areas.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right, an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

During fiscal 2021, an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration.  As the operations at the Waterberg Project increase, so too will the size of this bond.

During fiscal 2021, a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.  Both of these reports will serve as inputs to be considered in the Waterberg DFS Update.

During fiscal 2022, environmental monitoring was initiated for climatic data, surface water chemistry, groundwater and air quality monitoring.  Environmental monitoring will continue to progress and be expanded to include noise and biodiversity monitoring as the Waterberg Project continues to develop.  Environmental management and mitigation measures will be implemented accordingly.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project.  We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions.  To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  The Company is in the process of working with local communities to create community trusts.  To ensure communities are well represented, we are covering the costs of legal representation for the communities.  To assist with building local capacity and understanding, the Company is sponsoring legal workshops for local community members to learn more about the Waterberg Project and their legal rights.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.  Nonetheless, a number of parties within the local community filed the Appeals in 2021 objecting to the grant of the Waterberg Mining Right.  Waterberg JV Co. responded to each appeal and all appeals were dismissed on October 13, 2022 by the Minister of the DMRE.

Governance and Nomination Committee

Composition

The Governance and Nomination Committee has been comprised of Timothy Marlow (Chair), Diana Walters and Paul Mpho Makwana since February 23, 2022.  All three members of the Governance and Nomination Committee are independent.

Responsibilities

The responsibilities of the Governance and Nomination Committee include but are not limited to:

• review and make recommendations to the board of directors of the Company (the "Board") respecting corporate governance in general and regarding the Board's stewardship role in the management of the Company;

• review, approve and report to the Board on:

▪ the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

▪ in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

▪ the performance evaluation of the Chair of the Board and the Chair of each Board committee; and

▪ regularly, the performance evaluation of the CEO, including performance against corporate objectives;

• CEO succession planning;

• oversee compliance with the Code of Business Conduct and Ethics (the "Code of Conduct"), monitor compliance with the Code of Conduct, investigate any alleged breach or violation of the Code of Conduct, authorize any waiver granted in connection with the Code of Conduct; and

• oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials in order to obtain or retain an advantage in the course of business.

The Company has previously adopted the Code of Conduct, a Clawback Policy, and a Whistleblower Policy, amongst other customary codes, policies and committees.

We also adhere to the corporate governance policies of the TSX and the NYSE American.

Environmental, Health, Safety and Technical Advisory Committee

Composition

The Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") was established on April 30, 2021 and has been comprised of Stuart Harshaw (Chair), Diana Walters and Timothy Marlow since August 9, 2021.  All three members of the EHST Committee are independent.

Responsibilities

The EHST Committee is responsible for providing environmental and safety oversight, advisory support, guidance and assistance to management in respect of construction, commissioning and operation of the Company's mines, and assisting the Board in providing project oversight for all components of the Company's operations.  In carrying out its responsibility, the EHST Committee will review, monitor and report and make recommendations to the Board on:

  the timing, scope and execution of any preliminary or definitive feasibility study that the EHST Committee or the Board has determined to be material to the Company;

  the Company entering any new material contracts (i.e., > US$5.0 Million), including, but not limited in relation to, engineering, procurement and construction, project financing and concentrate offtake;

  the progress of any material construction undertaken, including material construction costs and the status of material contract related to construction and any dispute or litigation which may arise;

  the steps being taken towards preparing for new operations, including the commissioning plan and the implementation of that plan, as well as the fulfillment of ongoing human resource needs;

  the mine production plan, as proposed and revised from time to time, and the implementation of such plan;

  mine operations and production;

  any risks associated with any of the foregoing and originating appropriate risk management strategies for consideration by the Board;

  overseeing the development of work practices that provide safe, healthy working conditions for all personnel including contract employees, protecting public safety, and compliance with all occupational health and safety laws and regulations;

  work with management to develop systems for gathering of safety statistics and reporting safety results for the purpose of monitoring and managing safety performance;

  the assessment of environmental risks and the Company's risk management programs;

  evaluation of the Company's environmental performance from a best practices point of view including performance by the Company's contractors;

  review of any material variances and non-compliance issues; and

  any other matter deemed important by the EHST Committee.

Human Rights Policy

The Company is committed to promoting a culture of respect for human rights and inclusion.  To meet its commitment, the Company strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes and seeks constructive dialogue and partnerships with stakeholders affected by its activities.

In December 2021, the Company formalized and adopted a human rights policy (the "Human Rights Policy"), which confirms the Company's committed to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation.  A copy of the Human Rights Policy is available on the Company's website at www.platinumgroupmetals.net under Corporate Governance.

Social and Labour Plans

A Social and Labour Plan ("SLP") is a document which South Africa's DMRE requires and approves when a company wishes to apply for and maintain a right to mine in any given area within South Africa.  An approved SLP will set out how the company intends to share some of the benefits that flow from mining.  These include, for example, initiatives for developing the skills of their employees, upgrading local schools and roads, as well as providing housing, water and sanitation for employees in the area.

The Waterberg Social and Labour Plan (the "Waterberg SLP") was developed pursuant to DMRE guidelines for social and labour plans and submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which right was granted on January 28, 2021 and registered on July 6, 2021.  The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry (the "Mining Charter"), as applicable from time to time.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP establishes objectives for adult-based education training, learnerships and development of skills required by the mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, housing development, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

To support the Waterberg SLP for affected communities near the Waterberg Project, Waterberg JV Co. has budgeted expenditures amounting to an aggregate R428.9 million ($25.1 million at August 31, 2022) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  Components making up the current Waterberg SLP budget provisions are:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and also contribute to the upliftment of their communities through their own personal economic success. The human resources development plan for the Waterberg Project budgets R13.3 million ($0.78 million at August 31, 2022) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programs.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R405.6 million ($23.7 million at August 31, 2022) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programs are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R10.0 million ($0.58 million at August 31, 2022) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine.  The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

Labour in South Africa

The gold and platinum mining industries in South Africa witnessed significant labour unrest in recent years and demands for higher wages by certain labour groups.  Both legal and illegal or "unprotected" strikes have occurred at several mines since the beginning of August 2012.  In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five-month long strike affecting a significant proportion of the platinum industry.  In 2022, over 30,000 gold sector workers at one of the biggest mining houses downed tools for three months before wage settlement was reached.  To date, the Company has seen no adverse labour action on its operations in South Africa.  See "Item 5.5 Risk Factors".

Environmental Compliance

The Company's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various state, provincial and local laws and regulations in the countries in which the Company conducts its activities.  These laws and regulations govern the protection of the environment, prospecting, development, mining, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters.  Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company's competitive position.  The Company intends to obtain and maintain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities.  The Company intends to maintain standards of compliance consistent with contemporary industry practice.

5.3 MINERAL PROPERTY INTERESTS

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

The Company's key development project is located in the Bushveld Complex.  The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of PGMs, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, (or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i) the Merensky Reef ("Merensky" or "MR"), which occurs around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef ("UG2"), which occurs around the Eastern Limb of the Bushveld Complex and (iii) the Platreef ("Platreef"), found within the Northern Limb of the Bushveld Complex. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production.  The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

Overview of the Bushveld Complex

(Map not drawn to scale)

Material Mineral Property Interest - Waterberg Project

The Waterberg Project is managed and explored according to a joint technical committee and is currently planned for development according to the objective of achieving a "best outcome" scenario for shareholders and stakeholders.

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1365 metres above sea level.

The project area is located approximately centred on UTM coordinates (Latitude 23°21′53" S, Longitude 28°48′ 23" E).

In calendar 2021, Waterberg JV Co. filed for the closure of several small, uneconomic prospecting rights.  In 2022, the Waterberg Project comprised an aggregate of 66,003 hectares of granted prospecting rights and applied for prospecting rights including the 20,532 hectares covered by the Waterberg Mining Right.  During 2022, Waterberg JV Co. filed for closure on further 50,985 gross hectares of prospecting rights, of which 14,209 hectares were held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be terminated.  Once the closure applications become effective, the project area will cover 29,227 hectares, being comprised of the Waterberg Mining Right covering 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application.

The Waterberg Project was derived from a regional target initiative by the Company in 2007 and 2008.  The Waterberg prospect targeted a previously unproven extension to the Northern Limb of the Bushveld Complex that was overlain by a sequence of the Waterberg sedimentary formation.  Detailed geophysical and other work indicated potential for a package of Bushveld Igneous Complex rocks beneath the Waterberg formation.  Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company progressed through preliminary exploration activities, to delineation of initial drill targets in 2010, to primarily drilling in 2011 and later, and then to feasibility work in 2017 to 2019 once a deposit had been discovered.

On September 21, 2017, the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting rights held by PTM RSA on behalf of the joint venture participants into Waterberg JV Co.

Effective September 21, 2017, Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo, giving the Company total direct and indirect ownership of 58.62% at that time.

On October 16, 2017, Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares of Waterberg JV Co. representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million, giving the Company total direct and indirect ownership of 50.02%.

On November 6, 2017, the Company, JOGMEC and Mnombo closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option.

On March 8, 2018, JOGMEC signed a memorandum of understanding for the transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC's public tender held on February 23, 2018.  In March 2019, JOGMEC completed a transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa.  Under the terms of the transaction, Hanwa also acquired the exclusive right to purchase some, or all of the metals produced from the Waterberg Project at market prices.

On May 10, 2022, JOGMEC confirmed a decision to maintain JOGMEC's interests in the Waterberg Project and to support funding contributions for project development to the extent possible.  JOGMEC is in process to move its ownership of Waterberg JV Co. shares into a division of JOGMEC with a mandate to hold and develop project interests.

As of the date of filing of this AIF, Waterberg JV Co. owns 100% of the Waterberg Mining Right and prospecting rights comprising the entire Waterberg Project area. Waterberg JV Co. is owned 37.05% by PTM RSA, 12.195% by JOGMEC, 9.755% by Hanwa, 26% by Mnombo and 15% by Implats, giving the Company total direct and indirect ownership of 50.02% of the Waterberg Project.

Technical Report - Waterberg DFS

Technical information in this AIF regarding the Waterberg Project is derived from the Waterberg DFS. In addition to the Waterberg DFS, a SAMREC 2016 compliant technical report has been prepared and signed-off by the Independent Qualified Persons. The Independent Qualified Persons for the Waterberg DFS and the companion SAMREC technical report are Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd.; Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd.

The Waterberg DFS supersedes the Company's prior technical report, the October 2018 Waterberg Report, as well as the earlier 2016 pre-feasibility study, with respect to the Waterberg Project. Prior technical reports and studies relating to the Waterberg Project should no longer be relied upon.

The Waterberg DFS has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a definitive feasibility study. The Waterberg DFS complies with disclosure and reporting requirements set forth in the TSX Company Manual, NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The Waterberg DFS includes measured, indicated and inferred mineral resources. Only measured and indicated resources have been incorporated into the Waterberg DFS mine plan and financial model. The reader is cautioned that all estimates of mineral resources have been prepared in accordance with NI 43-101 and the Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards.

The following summary is qualified in its entirety with reference to the full text of the Waterberg DFS, which is incorporated by reference herein. The use of "US$" in the Waterberg DFS denotes USD.

Readers are asked to note that the Waterberg DFS assumed a long-term exchange rate for the Rand to the U.S. Dollar of 15 to 1.  The Waterberg DFS also assumed a project schedule with a start date of January 2020.  A construction decision has not yet occurred and although some pre-production work is underway on the project, a formal start has not yet occurred as of the date of this AIF.

Waterberg Project Summary

(Excerpted from the Waterberg DFS)

1. Summary

1.1 Introduction

This report was compiled for Waterberg Joint Venture (JV) Resources (Pty) Ltd. (Waterberg JV Resources), a company owned by Platinum Group Metals Ltd. (PTM), Impala Platinum (Implats), Japan Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. Ltd. (Hanwa) and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo).  PTM is listed on the  Toronto Stock Exchange under the symbol "PTM" and on the New York Stock Exchange under the symbol "PLG.A."

The purpose of this report is to provide an update to the Mineral Resource estimate, update to the Mineral Reserve, and publish the results of a definitive feasibility study (DFS) for the Waterberg Project.  The Waterberg Project is the development of a platinum group metals (PGM) mine and Concentrator Plant in the Province of Limpopo, South Africa.

This report was prepared in accordance with disclosure and reporting requirements set forth in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The estimated Mineral Resources for the Waterberg Project at a 2.5 grams per tonne (g/t) platinum (Pt), palladium (Pd), rhodium (Rh), and gold (Au) (4E) cutoff grade include a combined 242.4 million tonnes at an average grade of 3.38 g/t 4E, 0.10% copper (Cu) and 0.18% nickel (Ni) in the measured and indicated (M&I) categories, and an additional 66.7 million tonnes at an average grade of 3.27 g/t 4E, 0.11% Cu, and 0.15% Ni in the inferred category.

The estimated Mineral Reserve for the Waterberg Project at a 2.5 g/t 4E cutoff grade includes a combined 187.5 million tonnes at an average grade of 3.24 g/t 4E, 0.09% Cu, and 0.18% Ni in the proven and probable categories.  The estimated Mineral Reserves contains a total of 19.5 million ounces of Pd, Pt, Rh, and Au.

The key outcome of the DFS is the development of one of the largest and lowest cash cost underground PGM mines globally.  The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 million tonnes of ore and 420,000 combined ounces of Pd, Pt, Rh, and Au in concentrate per year at steady state.  The mine will produce for approximately 45 years.  Additional outcomes include:

• Estimated project capital of approximately Rand 13.1 billion United States dollar (US$874 million) plus Rand 3.5 billion in capitalized operating costs to achieve 70% of steady-state production.

• Peak funding of Rand 9.26 billion (US$617 million).

• Payback period of approximately 11.4 years at 3-year average prices and 8.4 years at spot prices.

• After tax net present value (NPV) of Rand 5.62 billion (US$333 million) at an 8% discount rate (three-year average price US$931 per oz Pt, US$1 055 per oz Pd, US$1 930 per oz Rh, US$1 318 per oz Au, US$2.87 per pound Cu and US$5.56 per pound Ni, US$/South African Rand (ZAR) 15.95).

• After tax NPV of Rand 14.7 billion (US$982 million) at an 8% discount rate (spot prices 04 September 2019 - US$980 per oz Pt, US$1 546 per oz Pd, US$5 036 per oz Rh, US$1 548 per oz Au, US$2.56 per pound Cu and US$8.10 per pound Ni, US$/ZAR 15.00).

• After tax internal rate of return (IRR) of 13.3% (three year trailing average price).

• After tax IRR of 20.7% (Spot Prices 04 September 2019).

1.2 Property Description and Location

1.2.1  Property and Title

The Waterberg Project is located 85 kilometres (km) north of the town of Mokopane in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  The total project area, active prospecting rights (PRs), and mining right application area covers a total area of 99 244 hectare (ha).  Elevation ranges from approximately 880 to 1 365 metres (m) above sea level.

1.2.2 Holdings Structure

Platinum Group Metals (RSA) (Pty) Ltd (PTM RSA) is the operator of the Waterberg Project, with JV partners being Japanese Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. (Hanwa), Impala Platinum Holdings Ltd (Implats) and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo).  Figure 0-1 shows the holdings of the Waterberg Project.

Figure 0-1:  Waterberg Project Holdings

1.3 Geological Setting and Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic / ultramafic layered intrusions in the world.  The Bushveld Complex was intruded about 2 060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites.  It is estimated to exceed 66 000 square kilometres (km2) in extent, of which about 55% is covered by younger formations.  The Bushveld Complex hosts several layers rich in PGM, chromium (Cr) and vanadium (V), and constitutes the world's largest known Mineral Resources of these metals.

Waterberg is situated off the northern end of the previously known Northern Limb of the Bushveld Complex, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs of the Bushveld Complex.

PGM mineralisation within the Bushveld package underlying Waterberg is hosted in two main layers: T Zone and F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone.  Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, TZ, T1, and T0 - Layers.  They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite, and norite.

The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex.  This zone consists of alternating units of harzburgite, troctolite, and pyroxenites.  The F Zone was divided into the FH (harzburgite) and FP (pyroxenite) layers.  The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.

1.4 Deposit Types

The mineralised layers of the Waterberg Project meet some the criteria for Platreef-type deposits, where the mineralisation is hosted by sulphides that are magmatic in origin.  The mineralised layers can be relatively thick, often greater than 10 m.

The other criteria relating to the Platreef have yet to be demonstrated.  Consequently, this mineralisation is deemed to be similar, i.e. Platreef-like, but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised in the Bushveld Complex.

1.5 Exploration Data / Information

The Waterberg Project is an advanced project that has undergone preliminary economic evaluations, a prefeasibility study (PFS) and resulted in this DFS.  Drilling to date has given the confidence to classify Mineral Resources as inferred, indicated, and measured.

1.6 Drilling

The data from which the structure of the mineralised horizons were modelled and grade values estimated were derived from a total of 362 293 m of diamond drilling.  This report updates the Mineral Resource Estimate using this dataset.  The drill hole dataset consists of 441 drill holes and 583 deflections at the date of drill data cutoff (01 December 2018).

The management of the drilling programs, logging, and sampling were undertaken from multiple facilities: one at the town of Marken in Limpopo Province, South Africa, and the other on the farm Goedetrouw 366LR within the PR area, or at an exploration camp on the adjacent farm Harriet's Wish.

1.7 Sample Preparation, Analyses, and Security

The sampling methodology concurs with Waterberg JV Resources' protocol based on industry best practice.  The quality of the sampling is monitored and supervised by a qualified geologist.  The sampling is done in a manner that includes the entire potentially economic unit with enough shoulder sampling to ensure the entire economic zones are assayed.

Waterberg JV Resources instituted a complete quality assurance / quality control (QA/QC) programme, including the insertion of blanks and certified reference materials as well as referee analyses.  The programme is being followed and is to industry standard.  The data is as a result, considered reliable in the opinion of the qualified person (QP).

1.8 Data Verification

Printed logs for 90% of the holes were checked with the drilled core.  The depths of mineralisation, sample numbers and widths, and lithologies were confirmed.  The full process from core logging to data capturing into the database were reviewed at the two exploration sites.  Collar positions of a few random selected drill holes were checked in the field and found to be correct.  The average specific gravity (SG) values were generated for each individual lithological type and missing SG values were inserted according to the lithological unit.  Assay certificates were checked on a test basis.  The data was reviewed for statistical anomalies.

The individuals in Waterberg JV Resources' senior management and certain directors of the company, who completed the tests and designed the processes, are non-independent mining or geological experts.  The QP's opinion is that the data is adequate for use in Mineral Resource Estimation.

1.9 Mineral Processing and Metallurgical Testing

Metallurgical testing of the F Zone and T Zone on selected drill core samples was completed at accredited metallurgical laboratories in South Africa with all analyses being performed with appropriate QA/QC oversight.  The economic minerals will be recovered by flotation techniques into a flotation concentrate suitable as feed stock to a smelter and followed by further downstream processing at a precious metals refinery, typical of the PGM industry.

The PFS programme selected the most appropriate metallurgical process for the optimized recovery of the 4E elements and the associate base metals and this was confirmed during the DFS variability and production blend evaluations.

The ore is hard and is not amenable to semi-autogenous milling; therefore, a three-stage crushing followed by two-stage ball milling circuit was selected for comminution.

The testwork programme was used to develop a grade-recovery relationship targeting 80 g/t 4E in the flotation concentrate as feed to a smelter.  The concentrate is expected to contain 2.5% Cu and 2.7% Ni in addition to the contained 4E elements (Pt, Pd, Rh, and Au).  The grade recovery relationship was developed for each of the six economic metals with 4Es at 81%, Cu at 82%, and Ni at 48% for the first 13 years of production with the corresponding life of mine recoveries being 79%, 83%, and 48%, respectively.

1.10 Mineral Resource Estimates

This report documents the Mineral Resource Estimate - effective date: 04 September 2019.  Infill drilling over portions of the Waterberg Project area and new estimation methodology made it possible to estimate a new Mineral Resource Estimate and upgrade portions of the Mineral Resource to the measured category.  All the JV partners were involved in the development of the latest Mineral Resource Model, appropriate cutoff grades, economic parameters, and Mineral Resource Model criteria.  It was determined in relation to basic working costs and in consideration of the overall resource envelope for the deposit, that at a 2.0 grams per tonne (g/t) cutoff grade, the deposit has a reasonable prospect of economic extraction.  The Mineral Resource Statement is summarised in Table 0-1.  For purposes of the DFS, sensitivity analysis and comparison to the 2016 PFS, which utilised a 2.5 g/t Pt, Pd, Rh, Au for the (4E) cutoff grade, a Mineral Resource Estimate at a 2.5 g/t cutoff grade is the preferred scenario as shown in Table 0-2.

Table 0-1:  Summary of Mineral Resource Estimate Effective 04 September 2019 on a 100% Project Basis at 2.0 g/t Cutoff

Total T Zone at 2.0 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Million ounces (Moz)
Measured	2.0	4 892 193	1.12	2.01	0.04	0.85	4.02	0.16	0.08	19 667	0.632
Indicated	2.0	21 479 925	1.23	2.09	0.03	0.78	4.13	0.19	0.09	88 712	2.852
M+I	2.0	26 372 118	1.21	2.08	0.03	0.79	4.11	0.18	0.09	108 379	3.484
Inferred	2.0	25 029 695	1.17	1.84	0.03	0.60	3.64	0.14	0.07	91 108	2.929
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	27.9	50.0	1.0	21.1
Indicated	29.8	50.6	0.7	18.9
M+I	29.5	50.6	0.7	19.2
Inferred	32.1	50.5	0.8	16.6
F Zone at 2.0 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	75 332 513	0.82	2.00	0.05	0.14	3.01	0.08	0.19	226 833	7.293
Indicated	2.0	273 272 480	0.80	1.85	0.04	0.14	2.83	0.07	0.18	772 103	24.824
M+I	2.0	348 604 993	0.80	1.88	0.04	0.14	2.87	0.08	0.18	998 936	32.117
Inferred	2.0	121 535 227	0.70	1.62	0.04	0.13	2.50	0.07	0.16	303 722	9.765
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	27.2	66.4	1.7	4.7
Indicated	28.3	65.4	1.4	4.9
M+I	28.0	65.7	1.4	4.9
Inferred	28.1	65.1	1.6	5.2

Waterberg Aggregate Total 2.0 g/t Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	80 224 706	0.84	2.00	0.05	0.18	3.07	0.08	0.18	246 500	7.925
Indicated	2.0	294 752 405	0.83	1.87	0.04	0.19	2.92	0.08	0.17	860 815	27.676
M+I	2.0	374 977 111	0.83	1.90	0.04	0.19	2.96	0.08	0.18	1 107 315	35.601
Inferred	2.0	146 564 922	0.78	1.66	0.04	0.21	2.69	0.08	0.15	394 830	12.694
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.3	65.1	1.6	6.0
Indicated	28.4	63.9	1.3	6.4
M+I	28.1	64.3	1.3	6.3
Inferred	29.0	61.7	1.5	7.8
Notes:
  4E = Platinum Group Elements (PGE) (Pt + Pd + Rh) and Au.
  The cutoffs for Mineral Resources were established by a QP after a review of potential operating costs and other factors.
  The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity.
  Conversion factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the measured / indicated and inferred Mineral Resource categories, respectively.

Table 0-2:  Summary of Mineral Resource Estimate effective 04 September 2019 on a 100% Project Basis at 2.5 g/t (4E) Cutoff

T Zone at 2.5 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	4 443 483	1.17	2.12	0.05	0.87	4.20	0.15	0.08	18 663	0.600
Indicated	2.5	17 026 142	1.37	2.34	0.03	0.88	4.61	0.20	0.09	78 491	2.524
M+I	2.5	21 469 625	1.34	2.29	0.03	0.88	4.53	0.19	0.09	97 154	3.124
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.20	0.10	84 263	2.709
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.8	50.4	1.2	20.6
Indicated	29.7	50.7	0.6	19.0
M+I	29.5	50.4	0.7	19.4
Inferred	29.8	49.7	0.8	19.7

F Zone at 2.5 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.09	0.20	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.09	0.19	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.09	0.19	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.06	0.17	133 705	4.299
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	28.3	65.4	1.5	4.8
Indicated	29.3	64.4	1.6	4.7
M+I	29.1	64.8	1.5	4.6
Inferred	29.2	64.4	1.7	4.7
Waterberg Aggregate Total 2.5 g/t Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	58 516 083	0.97	2.19	0.05	0.21	3.42	0.09	0.19	200 367	6.442
Indicated	2.5	183 921 777	0.99	2.11	0.05	0.22	3.37	0.10	0.18	619 182	19.908
M+I	2.5	242 437 860	0.98	2.13	0.05	0.22	3.38	0.10	0.18	819 549	26.350
Inferred	2.5	66 666 549	0.96	1.92	0.04	0.34	3.27	0.11	0.15	217 968	7.008
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	28.2	64.0	1.5	6.3
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

  4E = PGE (Pt + Pd + Rh) and Au.
  The cutoffs for Mineral Resources were established by a QP after a review of potential operating costs and other factors.
  The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity.
  Conversion factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the measured/indicated and inferred Mineral Resource categories, respectively.

Following are the parameters for the Mineral Resources.

• Mineral Resources are classified in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) 2016 standards.  Certain differences exist with the "Canadian Institute of Mining (CIM) Standards on Mineral Resources and Mineral Reserves;" however, in this case the company and QP believe the differences are not material and the standards may be considered the same.  Inferred Mineral Resources have a high degree of uncertainty.

• Mineral Resources are provided on a 100% project basis.  Inferred and indicated categories are separate.  The estimates have an effective date of 04 September 2019.

• A cutoff grade of 2.0 g/t and 2.5 g/t 4E is applied to the selected Base Case Mineral Resources.

• Cutoff grade for the T Zone and the F Zone considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the company, and its independent engineers.  Spot and three-year trailing average prices and exchange rates are considered for the cutoff considerations.  The upper and lower bound metal prices used in the determination of cutoff grade for resources estimated are as follows: US$983/oz-US$953/oz Pt, US$993/oz-US$750/oz Pd, US$1 325/oz-US$1 231/oz Au, US$1 923US/oz-US$972/oz Rh, US$6.08/lb-US$4.77/lb Ni, US$3.08/lb-US$2.54/lb Cu, and US$/ZAR15-US$/ZAR12.  These metal prices are based on the estimated 3-year trailing average prices and the spot prices at the time of commencement of the Mineral Resource Estimate modelling.  The lower cutoff was tested against the higher metal price in the range and the higher cutoff was tested against the lower price in the range.

The objective of the cutoff grade estimation was to establish a minimum grade for working break even.  Following the PFS, the following factors were used for the calculation of cutoff at 2.0 g/t 4E at higher potential prices and 2.5 g/t 4E at more conservative lower prices listed above.

• Working cost mining of US$25.00, R379 per tonne, life-of-mine (LOM) average total operating costs (OpEx) US$38 574 Rand average LOM.

• 80 g/t concentrate, 82% recoveries of the PGM's, 88% of the Cu and 49% of the Ni.

• 85% payability of the PGM's from a third-party smelter, 73% for Cu and 68% for Ni.

These costs recoveries and pay abilities were updated in the DFS for the consideration of Mineral Reserves.

• Charles Muller of CJM Consulting (South Africa) Pty Limited (CJM) completed the Mineral Resource Estimate.

• Mineral Resources were estimated using ordinary kriging (OK) and simple kriging (SK) methods in Datamine Studio3 from 441 mother holes and 583 deflections in mineralisation.  A process of geological modelling and creation of grade shells using indicating kriging (IK) was completed in the estimation process.

• The estimation of Mineral Resources considered environmental, permitting, legal, title, taxation, socioeconomic, marketing, and political factors.  The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues, or many other factors detailed in the company's annual information form.

• Estimated grades and quantities for byproducts are included in recoverable metals and estimates in the DFS.  Cu and Ni are the value byproducts recoverable by flotation and for M&I Mineral Resources are estimated at 0.18% Cu and 0.09% Ni in the T Zone and 0.08% Cu and 0.18% Ni in the F Zone.

The data that formed the basis of the estimate are the drill holes drilled by Waterberg JV Resources, which consist of geological logs, the drill hole collars, the downhole surveys, and the assay data, all of which were validated by the QP.  The area where each layer was present was delineated after examination of the intersections in the various drill holes.

1.11 Mineral Reserve Estimates

The effective date for the Mineral Reserve estimate contained in this report is 04 September 2019.

The Waterberg Project Mineral Reserve Estimate was based on the M&I Mineral Resource material contained in the T Zone and Super F Zone (F Zone) resource block models.  The F Zone is comprised of the five sub-zones listed below.

• Super F-South Zone (F-South)

• Super F-Central Zone (F-Central)

• Super F-North Zone (F-North)

• Super F-Boundary North Zone (F-Boundary North)

• Super F-Boundary South Zone (F-Boundary South)

A 2.5 g/t 4E stope cutoff grade was used for mine planning for both the T Zone and F Zone.

The mine design is based on using the sublevel longhole stoping mining method with paste backfill.  Sublevel intervals and stope dimensions were established from evaluating mineral resource geometry and continuity, geomechanical study design parameters, and optimizing production rate and resource extraction.  Individual stope mining shapes were created using mineable shape optimizer (MSO) software.  Stope sill development designs were prepared for all stopes and the Mineral Resources contained in development has been separated from the stopes.  The in situ Mineral Resource contained in the stope shapes and development designs were extracted from the resource models and include all planned dilution.  Modifying factors applied to the in situ Mineral Resource include geological losses, external overbreak dilution, and mining losses.

The reference point for the estimated Mineral Reserves is delivery of run-of-mine (ROM) ore to the processing plant.

The estimated proven, probable, and total Waterberg Project Mineral Reserves at 2.5 g/t 4E cutoff effective as of 04 September 2019 are summarized in Table 0-3, Table 0-4 and Table 0-5.

Table 0-3: Proven Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	3 963 694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14 404	0.463
F-Central	17 411 606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57 738	1.856
F-South	0	0	0	0	0	0	0	0	0	0.000
F-North	16 637 670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51 378	1.652
F-Boundary North	4 975 853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15 847	0.509
F-Boundary South	5 294 116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19 020	0.611
F Zone Total	44 319 244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143 982	4.629
Waterberg Total	48 282 938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158 387	5.092

Table 0-4: Probable Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	12 936 870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53 987	1.736
F-Central	52 719 731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158 611	5.099
F-South	15 653 961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51 411	1.653
F-North	36 984 230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119 450	3.840
F-Boundary North	13 312 581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41 369	1.330
F-Boundary South	7 616 744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22 737	0.731
F Zone Total	126 287 248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393 578	12.654
Waterberg Total	139 224 118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447 564	14.390

Table 0-5: Total Estimated Proven and Probable Mineral Reserve at 2.5 g/t Cutoff effective as of 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	16 900 564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68 391	2.199
F-Central	70 131 337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216 349	6.956
F-South	15 653 961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51 411	1.653
F-North	53 621 900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170 828	5.492

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
F-Boundary North	18 288 434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57 216	1.840
F-Boundary South	12 910 859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41 756	1.342
F Zone Total	170 606 492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537 560	17.283
Waterberg Total	187 507 056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605 951	19.482

Notes:

  A stope cutoff grade of 2.5 g/t 4E was used for mine planning for the mineral reserves estimate
  Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses
  Metal prices assumed for cutoff grade estimates were: Pt = $US 960/oz, Pd = $US 993/oz, Rh = $US 1 923/oz, Au = $US 1 325/oz, Cu = $US 6 795/tonne, Ni = $US 13 395/tonne and ZAR:$US 12.04
  4E = PGE (Pt + Pd + Rh) and Au.
  Numbers may not add due to rounding.

1.12 Mining Methods

The Waterberg Project will be a 400 000 tonnes per month (tpm) [400 kilo tonnes per month (ktpm)] mechanized underground mining operation accessed via declines.  The mine design is based on using the Sublevel Longhole Stoping mining method (Longhole) and backfilling the mined voids with paste backfill.

The Waterberg Project was divided into the following three mining complexes.

• The South Complex that includes T Zone and F-South

• The Central Complex that includes F-Central

• The North Complex that includes F-North, F-Boundary North, and F-Boundary South

A plan view with the production areas projected to surface is shown in Figure 0-2 and a longitudinal view of the zones, looking approximately northwest (looking from the footwall), is shown in Figure 0-3.

Figure 0-2:  Surface Plan View Showing Mineral Resource Extents

Source:  Background - Google Maps

Figure 0-3:  Longitudinal View of Waterberg Complexes (Looking Northwest)

There will be a box cut and portal at each complex, each with twin declines (service decline and conveyor decline) developed to access and service the complex for the LOM.

1.12.1 Geomechanical

Geomechanics core logging and laboratory test data from the PFS and additional data collected as part of this DFS were combined in a database and used to develop a geomechanical model and for use in rock mass classifications systems to develop rock mechanics parameters for the mine design.  The analysis utilised several common empirical models and was validated with numerical modelling in several instances.

Support requirements for development headings were developed and are in line with both empirical calculation methods and common support types.  Generally, primary ground support will consist of patterned rock bolts and screen, with application of shotcrete in areas deeper in the mine.

A numerical modelling exercise was undertaken to evaluate the evolution of rock mass damage and paste backfill performance as mining progresses.  The principal findings of the modelling exercise are listed below.

• No requirement exists for substantial designed regional ore pillars.

• No major rock mass damage (stopes and rock pillars) was developed above around 300 m below surface.  Moderate to major rock mass damage developed in stope abutments and secondary stope cores towards end of the sequence, especially below 1 000 m.

• Paste backfill dilution in wider parts of the ore body is expected, principally affecting secondary transverse stopes.  In general, paste backfill dilution is anticipated to increase with depth and towards completion of the mining level and has been reflected in the dilution estimates

Backfill stability was assessed primarily using empirical-analytical methods with developed backfill strength requirements validated by benchmarking and limited three-dimensional (3D) finite element modelling.

1.12.2 Mine Development

All decline and lateral excavations will be developed using drill and blast methods and mechanized diesel-powered mobile equipment.  A summary of the development totals by complex is included in Table 0-6 and the development profile is shown in Figure 0-4.

Table 0-6:  Development Quantities by Complex

Item	Central Complex (m)	South Complex (m)	North Complex (m)	Waterberg Total (m)
Decline	22 316	37 197	33 398	92 911
Lateral Sublevel and Infrastructure	160 963	112 766	225 750	499 479
Total	183 279	149 963	259 148	592 390

Figure 0-4:  Lateral Development Profile

1.12.3 Production

Mining blocks will be established at 100 m vertical intervals and will consist of two sublevels spaced at 40 m (40 m stope height) and one sublevel spaced at 20 m (20 m uppers stope that will be mined beneath the backfilled stopes in the block above).  Individual stopes will be 20 m along strike and a combination of transverse and longitudinal approaches will be used to accommodate the varying ore body thickness.  Within each mining block, stopes have been sequenced and there will be multiple stopes in the active stope cycle.  To achieve the production profile, there will be multiple mining blocks in production simultaneously.

The production plan focuses on optimizing the ramp-up period and maximizing productivity.  Each complex was scheduled independently as a stand-alone operation.  The breakdown of tonnes and grade recovered by mining approach and zone is summarised in Table 0-7.

Initial production will come from the simultaneous operation of the Central and South Complexes, with the North Complex phased in once production in the Central and South Complexes begins to ramp down.  There will be approximately five years of ramp up from the start of the decline development in 2021 to achieve sustainable 70% of steady-state production in January 2026.  Steady-state production of 400 ktpm will be achieved in Q1 2027 with 300 ktpm from the Central Complex and 100 ktpm from the South Complex.  Later in the mine life, the North Complex will ramp up to maintain 400 ktpm production.  The ramp-up and steady-state production tonnage profiles are shown in Figure 0-5 and Figure 0-6

Table 0-7:  Life-of-Mine Production Summary

	T Zone	F-Central	F-South	F-North	F-Boundary North	F-Boundary South
Ore Tonnes - Stope Total	15 610 201	65 326 918	14 482 019	50 274 701	16 888 572	11 922 776
Ore Tonnes - Transverse	1 689 200	46 538 873	2 302 529	38 755 421	7 318 698	508 303
Ore Tonnes - Longitudinal	13 921 001	18 788 045	12 179 491	11 519 279	9 569 874	11 414 473
Ore Tonnes - Development	1 290 363	4 804 419	1 171 942	3 347 199	1 399 862	988 084
Ore Tonnes - Total	16 900 564	70 131 337	15 653 961	53 621 900	18 288 434	12 910 859

	T Zone	F-Central	F-South	F-North	F-Boundary North	F-Boundary South
Grade 4E (g/t)	4.05	3.09	3.29	3.18	3.13	3.23
Grade Pt (g/t)	1.18	0.88	1.06	0.88	0.98	0.97
Grade Pd (g/t)	2.04	2.02	2.03	2.09	1.93	2.06
Grade Rh (g/t)	0.03	0.05	0.05	0.05	0.05	0.05
Grade Au (g/t)	0.80	0.14	0.15	0.16	0.17	0.15
Grade Cu (%)	0.18	0.07	0.04	0.10	0.10	0.07
Grade Ni (%)	0.09	0.18	0.13	0.20	0.23	0.19

Notes:

  4E = PGE (Pt + Pd + Rh) and Au.
  Totals may not add due to rounding.

Figure 0-5:  Production Tonnage by Month during Ramp-up

Figure 0-6:  Annual Production Tonnage Profile

1.12.4 Ventilation and Mine Air Refrigeration

The underground mobile equipment will be diesel powered.  The required ventilation flow will be 1 124 cubic metres per second (m3/s), 688 m3/s, and 1 229 m3/s for the Central, South, and North Complexes, respectively.

Ventilation to each complex will be provided by surface fresh air and return air ventilation raises and the portals / declines.  The ventilation systems will be a "pull" system with large surface fans located at the exhaust raises.  Ventilation in the conveyor declines will have fresh air pulled from the portals and exhausted without being used to ventilate other mine workings.

The underground heat loads will be countered by a combination of refrigerated air and uncooled air.  The cooling requirement will be 20 megawatts refrigeration (MWR), 10 MWR, and 20 MWR for the Central, South, and North Complexes, respectively.  Mine air cooling will not be required until mining depths reach 700 m below surface in 2030.

1.13 Recovery Methods

The process design for the Waterberg Concentrator Plant was developed based on the extensive metallurgical test work results and previous studies.  The testwork programme developed during the PFS and the DFS identified that the mill-float-mill-float (MF2) configuration following three stage crushing is the most appropriate recovery technique for the PGE and the base metals for the F Zone and the T Zone ores.  The plant design makes provision for the controlled blending of the two ore types in the crushing circuit.  The blending of the ores does not require a conceptual change to the MF2 flowsheet, but the controlled blending is considered advantageous in providing a consistent feed composition to the process.  Further optimisation of the reagent addition during operation to achieve the optimal concentrate grade and recovery can be completed.

The flotation concentrator will produce a concentrate containing 80 g/t 4E with a mass pull of approximately 3.1%.  The concentrator was designed to process 4.8 Mtpa (400 ktpm) of ROM and will produce 155 kilo tonnes per annum (ktpa) of concentrate to be shipped by road to a smelter.  The concentrate will contain 12% moisture while the tailings will be directed to either the backfill plant for placing as cemented fill underground or to the surface tailings storage facility (TSF).

The plant production rate is aligned with mine production and plant production will commence in January 2024 with ramp-up continuing until steady state is reached December 2026 as indicated in Figure 0-7.

Figure 0-7:  Annual Mill Feed Profile Summary

The concentrate production and contained 4E elements approaching 425 000 ounces per annum is indicated in Figure 0-8 along with anticipated the base metal content in tonnes per annum (tpa).

Figure 0-8:  Annual Metal Production Summary

1.14 Project Infrastructure

The Waterberg Project is located in a rural area with limited existing infrastructure apart from gravel roads, drill hole water, and 22 kilovolts (kV) rural power distribution with limited capacity.  Upgrading is planned for all existing infrastructure, including the upgrading of 34km of the gravel roads to the N11 national road.

In addition to three mining complexes and one processing facility, the Waterberg Project infrastructure required for a successful operation will include the construction of a new 132 kV electrical supply from the ESKOM Burotho 400/132 kV main transmission station 74 km south of the site.  The development and equipping of a local well field spread over 20 km to provide water.

At the site, a lined TSF, ore stockpile and waste rock storage facilities, backfill preparation and distribution system, and the necessary surface infrastructure to support mining and processing operations will be constructed.

The project will require 90 mega volt amps (MVA) of electrical power and 6.2 ML/day of industrial water.

1.15 Market Studies and Contracts

One of the JV partners of the Waterberg Project is Implats; therefore, no formal marketing study was commissioned for the DFS.

Metal price movements for the economic metals associated with the project (Pt, Pd, Rh, Au, Ni, and Cu) were reviewed for the preceding three years and show that there was a significant change in the market for the major contributors to income generation.  The metal prices for the period to 04 September 2019 normalised to 01 July 2019 are detailed in Table 0-8.

Table 0-8:  Pricing for all Economic Metals

Period	Pd	Pt	Au	Ni	Cu	Rh
	US$/oz	US$/oz	US$/oz	US$/tonne	US$/tonne	US$/oz
Three-year Trailing	$ 1 055	$ 931	$ 1 318	$ 12 248	$ 6 333	$ 1 930
Two-year Trailing	$ 1 174	$ 891	$ 1 322	$ 13 034	$ 6 530	$ 2 427
One-year Trailing	$ 1 338	$ 841	$ 1 318	$ 12 666	$ 6 146	$ 2 942
04 September 2019 Spot	$ 1 546	$ 980	$ 1 548	$ 17 855	$ 5 646	$ 5 036

Source - 'Johnson Matthey Metal Prices' BMO

Considering these metal prices and the production profile for the Waterberg Project, contributors to income are summarized in Table 0-9.  The first 13 years of the production profile is treating about 25% from the T Zone with a different prill spilt to the F Zone ore.

Table 0-9:  Economic PGEs and Base Metals for first 13 Years and Life of Mine

Metal	Approximate Percent of Revenue (3-year trailing price to September2019)		Approximate Percent of Revenue (04 September 2019 Spot Price)
	First 13 years	LOM	First 13 years	LOM
Pd	54.3%	55.8%	59.4%	60.6%
Pt	23.2%	22.1%	18.2%	17.2%
Au	8.3%	6.1%	7.3%	5.3%
Ni	8.7%	10.5%	9.5%	11.3%
Cu	4.1%	4.0%	2.7%	2.6%
Rh	1.5%	1.5%	2.9%	3.0%

No off-take agreement was negotiated for the concentrate but Implats has right of first refusal to develop the Waterberg Project and further treat the concentrate produced.  It is anticipated that the payability for the contained metal in concentrate will be 85% for all 4E elements, 73% for Cu, and 68% for Ni.  These net-smelter-return factors are fully inclusive of all smelting and refining costs, apart from delivery to the smelter.

It is anticipated that the metal pipeline between delivery of concentrate and payment will be 12 weeks.  The Project finances are based on prefunding of the concentrate with an 85% value payment received in Month 1 and the 15% balance paid after the 3 months, incurring an interest charge (as defined in Section 21).

The concentrate from Waterberg Project will be very low in chromitite, which will make this material attractive for blending with other concentrates; however, the contained iron (Fe) and sulphur (S) with high base metals may require further optimization of the smelting and base metal refining protocols.  No penalties are expected to be placed upon the concentrate.

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 0-10 shows key environmental and social licenses and permit applications are required for the Waterberg Project.

Table 0-10:  Status of Environmental Licenses and Permits Required for the Waterberg Project

License / Permit Application	Authority	Reference Number	Status
Mining Right (with Social and Labour Plan (SLP)	Department of Mineral Resources and Energy (DMRE)	LP 30/5/1/2/2 /2/10161MR	Submitted
Environmental Authorisation (EA) [includes Environmental Impact Assessment (EIA) and Environmental Management Programme (EMPr) and Closure Plan]	DMRE	LP 30/5/1/2/2 /2/10161EM	Granted
Waste Management Licence	DMRE	LP 30/5/1/2/2 /2/10161MR	Submitted
Water Use Licence	DHSWA	Imminent Application	Imminent Application
Heritage Resources Consent for Development	South African Heritage Resource Agency (SAHRA)	LP 30/5/1/2/2 /2/10161MR - 12878	Submitted

From an environmental and social perspective, the greatest impacts from mining are anticipated in the eastern (plant footprint) and south-east-central areas of the proposed mining right area.  This area is where surface infrastructure is planned as this is the shallowest access for underground mining and is topographically relatively flat.  The findings of the Environmental Assessment Practitioner and specialists' assessments have shown that the Waterberg Project may result in both negative and positive impacts to the environment; however, adequate mitigation measures are included into the EMPr to reduce the significance of the identified negative impacts.

The Social and Labour Plan ("SLP") forms part of the mining right in South Africa.  It is a commitment to sustainable social development and was submitted, as required, with the mining right application.  Local landowners, land users, local authorities and communities were consulted and updated from the prospecting stage and are well aware of the project plans.  Land use agreements are currently being concluded with the Goedetrouw Community, the Ketting Community, and individual property owners on the farms traversed by the proposed water pipeline and powerlines.

Specific training needs were identified and a detailed training programme is being developed with an internationally recognised organisation to provide the structure and services required for the initial and ongoing needs of the Waterberg Project.

1.17 Capital and Operating Costs

Capital costs to 70% of steady-state production are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real July 2019 terms.  Modelled costs are converted to US$ at a long-term real exchange rate of 15.00 (ZAR/US$).  The real escalation of costs (in ZAR terms) is estimated to be offset, over time, by the future devaluation of the ZAR against the US$.  Estimated capital expenditure is R13 105 M for the Waterberg Project plus R3 453 M for capitalized operating costs to achieve the 70% of steady-state production as detailed in Table 0-11.

Table 0-11:  Waterberg Project Capital Cost

Cost Area	ZAR Total (ZAR M)	USD Total (US$ M)
Underground Mining	R6 097	$406
Concentrator	R2 580	$172
Shared Services and Infrastructure	R682	$45
Regional Infrastructure	R1 229	$82
Site Support Services	R234	$16
Project Delivery Management	R654	$44
Other Capitalised Costs	R331	$22
Contingency	R1 298	$87
Total Project Capital (excluding Capitalised OpEx)	R13 105	$874
Capitalised Operating Costs	R3 453	$230
Total Project Capital (including Capitalised OpEx)	R16 559	$1 104

The SIB expenditure covers all expenditure of a capital nature following the achievement of 70% of the steady-state production.  This includes all ongoing underground waste development, construction of the North Complex, and the required infrastructure plus mobile equipment replacement and other items of a capital nature associated with the concentrator and general mine infrastructure.  The total stay-in-business (SIB) contingency is R21.6 billion spread over the more than 40 years of mine life.

The overall life of mine capital expenditure profile for the Project is shown in Figure 0-9.

Figure 0-9:  Capital Expenditure Profile for Life of Mine

The LOM operating costs following achievement of 70% of steady-state production and excluding SIB expenditure is summarised in Table 0-12.

Table 0-12:  Waterberg Project Operating Cost

Cost Area	LOM Average (ZAR/t milled)	LOM Average (US$/t milled)
Mining	R345	$23.01
Milling and Processing	R132	$8.79
Engineering and Infrastructure	R116	$7.76
General and Administration	R19	$1.25
Total On-site Operating Costs	R612	$40.80

The cash cost per 4E ounce is estimated at US$640 (spot prices) and US$554 (three-year trailing prices), respectively.  The cash cost includes the smelter discount as a cost, as well as byproduct credits from Cu and Ni sales; therefore, the indicated cash costs are dependent on the prevailing metal price assumptions as detailed in Table 0-13.

Table 0-13:  Waterberg Project Cash and All-In-Cost

Metric	Spot Prices (US$ / 4E oz)	Three-year Trailing Prices (US$ / 4E oz)
On-site Operating Costs	$487	$456
Smelting, Refining, and Transport Costs	$302	$227
Royalties and Production Taxes	$88	$54
Less Byproduct Base Metal Credits	$(236)	$(184)
Total Cash Cost	$640	$554
Sustaining Capital	$94	$88
Total All-in Sustaining Cost	$734	$642
Project Capital	$34	$32
Total All-in Cost	$767	$674

1.18 Economic Analysis

Key features of the Waterberg Project are listed below.

• The Waterberg Project capital expenditure (CapEx) (exclusive of sustaining capital) is estimated at R16 559 M (US$1 104 M).  The Waterberg Project CapEx includes capitalised operating costs of R3 453 M up to 70% of steady-state production.

• The LOM average OpEx unit cost (exclusive of capitalised OpEx) is estimated at R612 / t milled.

• The Waterberg Project produces a positive business case in both the spot and three-year trailing average metal price scenarios.  At spot prices, the Waterberg Project yields a post-tax NPV8.0% of R14 736 M (US$982 M), at an IRR of 20.7%, an undiscounted payback period of 8.4 years, and a peak funding requirement of R9 255 M (US$617 M).  At three-year trailing average metal prices, the project yields a post-tax NPV8.0% of R5 616 M (US$333 M), at an IRR of 13.3%, an undiscounted payback period of 11.2 years, and a peak funding requirement of R10 261 M (US$667 M).

• At the two pricing scenarios (spot and three-year trailing average) the project generates LOM average cash costs of US$640 / 4E oz and US$554 / 4E oz, respectively, which places Waterberg firmly within the lowest quartile of regional PGE producers.

1.19 Adjacent Properties

Numerous mineral deposits have been outlined along the Northern Limb of the Bushveld Complex.  The main projects in the area include Mogalakwena Mine, Aurora Project, Akanani Project, Boikgantsho Project, Hacra Project, and Platreef Project.

1.20 Project Implementation

The project schedule assumes a start date of January 2020 with the commencement of the detailed engineering and aims to achieve the following key milestones:

• Start of Project - January 2020

• Start of Construction of Central / South Mining Complex - June 2020

• Start of Decline Development - January 2021

• Completion of the 132 kV Bulk Electrical Supply - April 2022

• Start of Ore Processing in Concentrator- January 2024

• Achievement of 70% of Steady-state Capacity - September 2025

• Completion of Capital Period - December 2025

The project schedule is summarised graphically in Figure 0-10.

Figure 0-10:  High-level Implementation Schedule

Year	2020				2021				2022				2023				2024				2025
Quarter	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Central / South Mining Complex
Engineering & Procurement
Construction
Underground Mine Development
Engineering & Procurement
Box Cut Construction
Decline Development
Ore to Surface
70% Steady-state Production
Bulk Electrical Supply
Engineering & Procurement
Construction
Concentrator Plant
Engineering & Procurement
Construction
Production Ramp up
Backfill Plant & TSF
Engineering & Procurement
Construction

1.21 Interpretations and Conclusions

The database used for the Mineral Resource estimate consisted of 441 drill holes and 583 deflections.  The Mineral Resource estimate was completed using geostatistics best practices and the M&I Mineral Resources are at an appropriate level of confidence to be considered in the DFS for mine planning.

The geometry and continuity of the mineral resource and the rock mass quality of the mineralized zones and surrounding rock mass make the Waterberg zones amenable to extraction using the Sublevel Longhole Stoping mining method using paste backfill.  The mine design includes all development and infrastructure required to access the Central, South, and North Complexes and mine the estimated Mineral Reserves.  A full 3D mine model was created for each complex and a LOM development and production schedule was prepared to determine the estimated tonnes, average grade, and metals profile mined and delivered to surface.  Individual stope and development mining shapes were created and include planned dilution and modifying factors to account for geological losses, external overbreak dilution, and mining losses.  The estimated Mineral Reserves are supported by a mine plan and economic analysis and demonstrate positive economics.

The development methods and mining methods are safe and highly mechanized and use common equipment and processes that are proven and used successfully in the global mining industry.  The successful execution of these methods to achieve planned underground mine development and production at the Waterberg Project will require the operation to establish a culture focused on worker health and safety, investment and emphasis on worker skills training geared toward the equipment and technology used, and structured mine planning.

The metallurgical process selected is proven technology and is appropriate for the ore to be treated and will produce a concentrate containing about 80 g/t 4E at a recovery approaching 80%.

The economics show that the Waterberg Project is financially robust with peak funding at R9 255 M and a payback of 8.4 years for spot prices and R10 261 M with a payback of 11.2 years for three-year trailing prices.  The cash cost estimate shows that the Waterberg Project will be in the lower quartile of PGM mining operations in the southern African region.

1.22 Recommendations

The key recommendations related to the Mineral Resource are summarized below.

• It is recommended that dedicated Mineral Resource definition drilling from both surface and underground be completed during the access period to upgrade some of the indicated Mineral Resources to measured Mineral Resources.

• Currently, only the larger geological structures have been modelled.  It is recommended that a detailed structural analysis is conducted and modelled.

The key recommendations related to the mine design and Mineral Reserves are summarised below.

• There is Mineral Resource below the stope cutoff that is not included in the mine plan but is adjacent to planned development and stoping areas.  A lower cutoff grade could potentially bring this material into the mine plan with incremental additional development and add to the Mineral Reserves.  It is recommended to evaluate the potential for reducing the stope cutoff grade.

• There is Mineral Resource that is above cutoff that could not be included in a longhole stope shape due to local geometry.  This material could be amenable to mining using Cut and Fill or Board and Pillar methods.  It is recommended to determine the stoping cutoff for this material and evaluate the potential to include some of this material in the mine plan and add to the Mineral Reserves.

• It is recommended to monitor the progress and application of battery-powered mobile equipment technology and evaluate the opportunities this technology could present to the Waterberg Project.

• It is recommended that further geotechnical and geomechanical work be completed as part of project execution to validate mine design assumptions and support the detailed design for underground and surface infrastructure.

The following metallurgical test work is recommended during project execution.

• Further flotation testwork to confirm the effect of the available groundwater on flotation performance and to determine what adjustments to the raw water circuit would be required (if any)

• Concentrate thickening and filtration testwork.

• Further tailings thickening and filtration testwork for confirmation of backfill plant design criteria.

It is recommended Waterberg JV Resources continue their current permitting strategy to develop positive community support and streamline final project approval as outlined below.

• Maintain regular consultation activities with all appropriate national, provincial, and local regulatory agencies and officials.

• Maintain engagement with local communities.

Waterberg JV Resources has a programme of work in place to comply with the necessary environmental, social, and community requirements.  Following is key work that should continue.

• Environmental, Social, and Health Impact Assessment (ESHIA) in accordance with the Mineral and Petroleum Resources Development Act (MPRDA), the National Environmental Management Act (NEMA).

• Public Participation Process in accordance with the NEMA.

• Specialist investigations in support of the ESHIA.

• Integrated Water Use License (WUL) Application in compliance with the National Water Act.

• Integrated Waste Management License (WML) in compliance with the National Environmental Management Waste Act.

If the permits are received for construction and operation the project is recommended to move into the detailed design and planning for project implementation.

It is recommended that the concentrate off-take discussions be initiated with the JV partner (and others) to confirm the net smelter return payabilities for the economic metals in the concentrate to be sold by Waterberg, as this will have a material impact on the overall finances.

Based on the positive economics from the technical inputs and the financial analysis, it is recommended that the Waterberg Project be considered by the members of the Waterberg JV for an investment decision.

Additional Information

Waterberg JV Co. applied for the Waterberg Mining Right in August 2018 and an EA in July of 2019.  Detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities was completed.  The EA was granted on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.  The Waterberg Mining Right was granted by the DMRE on January 28, 2021 and its notarial execution was completed on April 13, 2021.

The Waterberg DFS was completed in September 2019 under the direction of the Technical Committee appointed by Waterberg JV Co. comprised of members representing the Company and all other Waterberg Project Partners - Implats, JOGMEC, Hanwa and Mnombo.

As of the date of this AIF, Waterberg JV Co. is working with the engineering firms Stantec Consulting International Ltd. (which participated in the Waterberg DFS) and Fraser McGill Mining & Minerals Advisory to finalize a scope of work for the Waterberg DFS Update.  The Waterberg DFS Update scope of work will consider de-risking and value engineering opportunities identified by Implats in the 2020 Work Program and in subsequent engineering work and studies undertaken by the Company and Implats in 2021 and 2022.

During the twelve-month period ended August 31, 2022, a total of $3.0 million (year ended August 31, 2021 - $3.7 million) of exploration, engineering and development costs were incurred and capitalized for the Waterberg Project.  All joint venture partners participated on a pro-rata basis.

At August 31, 2022, the Company had capitalized $40.3 million in accumulated net costs to the Waterberg Project. Total expenditures on the property since inception, and before cost reimbursements by other Waterberg Project Partners, are approximately $80.9 million.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg DFS determined that the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, financing.  Project financing to meet peak funding requirements for the Waterberg Project as estimated in the Waterberg DFS is currently envisaged to be provided by approximately $200 million from partner equity, approximately $300 million from a metal stream arrangement, and approximately $100 to $150 million from a secured loan facility.  Discussions and negotiations with potential financiers on the foregoing are underway as of the date of this AIF.  Infrastructure planning has commenced for the Waterberg Project.  Detailed hydrological work and test drilling for water has been completed to study the planned utilization of known sources for significant volumes of ground water. A co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the cooperative development of water resources has resulted in the identification of water supplies and the preliminary design of distribution infrastructure.  Hydrological work has identified several large-scale aquifers and test drilling has indicated these should be able to provide mine process and potable water for the Waterberg Project and local communities.  Further test drilling of these water basins was completed in 2019 and 2020 and additional drilling is planned as a pre-implementation objective.  An earlier work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for human consumption. Hydrological and mill process specialists investigated the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for South Africa's state-owned electricity utility, ESKOM Holdings Limited's ("ESKOM") are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with ESKOM.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.

Subsequent to the January 28, 2021, grant of the Waterberg Mining Right, planned geo-technical drilling was completed during the months of July to October of 2021 at a cost of approximately R15.8 million. The geotechnical drilling campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  Geotechnical qualified persons monitoring the drill program stated that in general, the rock mass encountered along both decline routes can support the planned excavations with no major problem areas expected.  Additional work is also now underway related to environmental baseline studies and the surveying of infrastructure locations, roadways, power and water servitudes, etc.  Final documentation for the application for a water use license is ready for filing with the Department of Water and Sanitation, subject to the Kgatlu community's landowner's consent.

On October 18, 2022, the board of directors of Waterberg JV Co. approved in principle the R380 million (approx. $21 million) preconstruction Work Program (as defined above) focused on early infrastructure, de-risking and project optimization.  Specific work items include initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM and advancement of the SLP.  The R45 million (approx. $2.5 million) Initial Budget (as defined above) is projected to be spent by March 31, 2023, was also unanimously approved by the board of directors of Waterberg JV Co.

The Waterberg DFS Update (as defined above) is budgeted under the Work Program and is to include a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.  As a precursor to the Waterberg DFS Update, an infill drilling program is to be completed targeting near surface, modelled Inferred Mineral Resource blocks that have good potential for conversion to higher confidence levels, thereby allowing them to be added to early mine plans, potentially reducing early capital expenditure and the period to first mining.  The infill drill program commenced in early November 2022 and is planned to consist of 16 T Zone NQ boreholes and 16 F Zone NQ boreholes.  Mineralized material recovered from the drill program will be assayed and the remaining material will be processed to determine dry-stack tailings characteristics and provide additional concentrate metallurgical data.  If dry stack tailings methods are implemented in the Waterberg DFS Update mine water consumption could be reduced by 40% to 50%.

The Work Program is to be funded pro rata by the joint venture partners.  The Initial Budget was coordinated to match fiscal year and budgetary periods for JOGMEC and Hanwa. Subsequent expenditures in accordance with the Work Program are subject to expected approvals for sequential time periods ending on August 31, 2024.

Before project financing can be completed and a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.

The Company is in discussion with several South African smelter operators, including Implats, with a view to arranging formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.

The Waterberg DFS stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."  In parallel with concentrate offtake discussions, the Company has also been assessing the construction of a matte furnace and base metal refinery for the processing of Waterberg Project concentrate.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGM miners requiring concentrate offtake, allowing for the production of an upgraded product for sale in the market without the need for treatment by a third party smelter operator.

Conceptually, a Waterberg matte furnace and base metal refinery would be financed with third party investors or partners and be operated as a business undertaking separate from the Waterberg Project.  With the assistance of technical experts, the Company has determined that it is not economically feasible to acquire an existing furnace in South Africa to be refurbished and modified to process Waterberg Project concentrate.  An internal pre-feasibility study for a Waterberg matte furnace was completed for the Company by industry experts in late 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery.  The Company then completed further studies examining downstream marketing considerations, permitting and power and water requirements.  The optimal location for a matte furnace must still be determined.

As of the date of this AIF the Company has completed a scope of work and budget for a definitive feasibility study examining the construction and operation of a matte furnace and base metal refinery.  Engineers working on behalf of the Company are currently completing initial work on this undertaking, including site reviews and tenders to specialized firms for the design and construction of a matte furnace and base metal refinery as described above.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include prospecting rights located in South Africa. These non-material property interests are not, individually or collectively, material to the Company.

5.4 SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company's operations.  Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA defines them, "HDPs".  Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders' votes.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as BEE.  The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa's mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade.  Legislation governing mining and BEE within the mining sector includes, among other laws regulations and policies, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended).  The aforementioned legislation and policies, however, are industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act"), which sets outs the South African government's policy in respect of the promotion of BEE.  The BEE Act also permits the Minster of Trade, Industry and Competition to publish generic BEE Codes of Good Practice ("Generic BEE Codes"), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators, as well as sector specific codes of good practice (refer to discussion below on sector codes).

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured.  Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points.  An entity's BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity's BEE compliance level.  Independent BEE verification agencies are authorized to verify an entity's compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level.  The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

The original Generic BEE Codes were substantially amended on October 11, 2013 and such amendments became effective from May 1, 2015.  Generally speaking, the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve.  The total number of points required to achieve certain levels of BEE compliance have been increased.  The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as enterprise and supplier development.  The elements of ownership, skills development and enterprise and supplier development are classified as priority elements to which minimum thresholds of compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds.  The Generic BEE Codes were amended again on May 31, 2019 to make certain changes to clarify how small and medium enterprises should be assessed for BEE compliance and to amend the targets and points for certain elements.

In addition, the BEE Act was amended by The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the "BEE Amendment Act"), which came into operation on October 24, 2014.

The provisions of section 3(2) set out in the BEE Amendment Act states that "in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act" (the "Trumping Provision").  The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015.  However, on October 30, 2015 the Minister of Trade and Industry exempted the DMRE from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the Mining Charter with the BEE Act and the BEE Codes is still ongoing.  There has not been a further extension of this exemption.

Section 10(1)(a) set out in the BEE Amendment Act provides that "every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law".  This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMRE would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry.  It does not include the Mining Charter.  The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Minister of Trade and Industry, the DMRE would not be entitled to apply the Mining Charter when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes.  While the target for ownership under the Generic BEE Codes is the same as in the Mining Charter 2010 i.e. 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements of the Generic BEE Codes in terms of which BEE compliance is measured are materially different from those set out in the Mining Charter 2018.  In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity's overall score and corresponding BEE compliance level, and the Mining Charter 2018's scorecard does not contain the same methodology.  Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

Section 10(2)(a) set out in the BEE Amendment Act provides that "the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation".  Such an exemption or deviation is required to be published in the government gazette.  It seems possible, but it is not certain whether the DMRE could apply for such an exemption in respect of the mining industry.

The DMRE and industry bodies are aware of the implications of the Trumping Provision.  Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of the Mining Charter and not the Generic BEE Codes.

It is important to bear in mind that none of the Mining Charter, the Mining Charter Scorecard or the Mining Codes are drafted as legislative documents.  They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDPs in mining ventures.  Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights.  Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

  substantially and meaningfully expand opportunities for HDPs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation's mineral and petroleum resources; and

  promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under MPRDA, which came into effect on May 1, 2004.  The original mining charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014.  Among other targets, mining companies had to achieve a 15% historically HDP ownership by 2009 and a 26% HDP ownership by 2014.  Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDP ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDP interests (i.e. where there is partial HDP ownership in a corporate structure above the level of the company holding the prospecting or mining right).  In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDP shareholding in intermediate companies, would be calculated to determine the proportional indirect HDP shareholding in the company holding the right.  Under the modified flow-through principle, a company with more than 51% HDP ownership (defined as a Historically Disadvantaged Persons Owned and Controlled Company in Mining Charter 2018) may, at any one level in a corporate structure, attribute 100% HDP ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the Mining Charter 2010 came into effect setting targets (some of which remain the same as those in the previous mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needs to be reported to the DMRE by mining companies in 2015), which targets include:

  Ownership: this entails 26% meaningful economic participation by HDPs and 26% full shareholder rights for HDPs.  The Mining Charter refers to BEE entities as opposed to HDP companies but retains the 26% ownership target.

  Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

  Employment equity: 40% HDP participation at Board level, at executive committee level, in middle management, in junior management and 40% HDP participation within core skills.

  Human resource development: 5% human resource development expenditure focused on HDPs as a percentage of total annual payroll.

  Mine community development: implementation of approved community projects.

  Sustainable development and growth:

    implementation of approved EMP measured annually against the approved plans;

    implementation of action plans on health and safety measured annually against the approved plans; and

    utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

  Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA.  No such strategy has yet been finalized.

  Reporting: submission of annual reports to the DMRE in respect of compliance with the Mining Charter 2010.

Mining Charter 2010 included targets, measures and weightings by which mining right holders are assessed against the obligations according to the Mining Charter 2010 Scorecard.

On September 27, 2018, the Minister announced the implementation of Mining Charter 2018 which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. Mining Charter 2018 provides for the publication of 'Implementation Guidelines' by November 27, 2018. This creates greater uncertainty in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa  ("Minerals Council Judgement") was handed down on September 21, 2021 but the DMRE has indicated that it may introduce legislative amendments to counter the effects of the judgment. The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.

The Waterberg Mining Right was adjudicated upon and granted in accordance with the ownership requirements of Mining Charter 2010, given that it was lodged and accepted prior to the coming into force of the current Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.  Waterberg JV Co. has a period of 5 years from April 13, 2021 within which to increase its BEE shareholding to 30%, given that its application was accepted prior to September 27, 2018.  Holders of existing mining rights who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right and for any period of renewal thereof.A new mining right granted after the coming into effect of Mining Charter 2018 (other than where the application for the right was accepted by the DMRE before September 27, 2018) must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right.  Prior to the Minerals Council Judgement, the Mining Charter 2018 provided that the 30% must be distributed as to (i) a minimum of 5% non-transferable carried interest to qualifying employees; (ii) a minimum of 5% non-transferrable carried interest to host communities, or a minimum 5% equity equivalent benefit; and (iii) a minimum of 20% effective ownership in the form of shares to a BEE entrepreneur, a minimum of 5% which must preferably be for women.

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue were stated as being recoverable from the development of the mineral asset.

The equity equivalent benefit relating to communities referred to a 5% equivalent of the issued share capital, at no cost to a trust or similar vehicle set up for the benefit of host communities. The intention behind introducing this alternative was so that communities accessing the benefit of ownership will not be delayed. The host community would receive an economic benefit as if it was the holder of a 5% equity interest.  However, the Minerals Council Judgment deleted from the Mining Charter 2018 the necessity of dividing the 30% shareholding in the percentages previously prescribed by Mining Charter 2018.

Mining right holders may claim an equity equivalent ownership offset for beneficiation in accordance with a DMRE approved Beneficiation Equity Equivalent Plan.

The Mining Charter 2018 also sets deadlines by which the BEE Shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include:

  Board - a minimum of 50% are HDP's, 20% of which must be women.

  Executive Management - a minimum of 50% are HDP's at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women.

  Senior Management - a minimum of 60% are HDP's proportionally represented, 25% of which must be women.

  Middle Management - a minimum of 60% are HDP's, proportionally represented, 25% of which must be women.

  Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women.

  Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its Social and Labour Plan) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

Mining right holders must meaningfully contribute towards Mine Community Development with a bias in favour of mine communities both in terms of impact as well as in keeping with the principles of the social license to operate. This element, together with the ownership element are ring-fenced and require 100% compliance at all times. In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in a prescribed and approved SLP, to be be published in English and one or two other languages commonly used within the mine community. Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with an SLP.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder. Any amendments and/or variations to commitments as set out in an SLP (including budgets) shall require approval in terms of section 102 of the MPRDA, and right holders will be required to consult with mine communities.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition. Under Mining Charter 2018, holders must submit housing and living conditions plans to be approved by the DMRE after consultation with organized labor and the Department of Human Settlement. To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles the DMRE released the reviewed Housing and Living Conditions Standard for the Minerals Industry on December 11, 2019.

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets. The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than Rand 150 million.

Mining right holders who have a turn-over of less that Rand 10 million per annum are exempt from the following elements/targets set out in the Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees) as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets.

Mining right holders who have a turn-over of between Rand 10 million and Rand 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Employment Equity Targets (at group level); and Mine Community Development Targets.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company's prospecting rights as well as the Waterberg Mining Right are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation.  Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA.  New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time.  Prospecting rights are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond.  In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter 2018.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in corporate entities exploiting natural resources, with or without compensation.  The current South African government has publicly stated that it does not intend to nationalize the mining industry.

At its 53rd national conference in December 2012, the ANC rejected wholesale nationalization.  It was resolved that state intervention in the economy would focus on beneficiation.  Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place.  Further state interventions could include "state ownership" through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework, particularly relating to mining.  The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures.  The Constitution and National Environmental Management Act ("NEMA"), as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities and the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by four pieces of legislation, namely, the MPRDA, NEMA, the National Environmental Management: Waste Act ("NEMWA") and the National Water Act ("NWA").

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations from the DMRE and DMRE, Department of Water and Sanitation ("DWS") and the DFFE, which often contain stringent conditions relating to construction and operational requirements, as well as monitoring and reporting obligations.

Environmental legislation also stipulates general compliance requirements. It incorporates a "polluter pays" principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess, prevent and address pollution (even that which was authorized by law). This duty is retrospective in its application. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a property and based on international jurisprudence, is wide enough to include a lender or a shareholder of a company who caused the pollution, although the potential liability of shareholders and lenders has not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the DFFE and DMRE respectively.  These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations.  Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant environmental pollution or degradation or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner.  A maximum criminal fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence.  The NWA establishes a similar criminal offence in relation to water pollution and various offences in terms of other environmental legislation, such as the NEWA, will constitute criminal offences under NEMA.

Directives or compliance notices can also be issued under NEMA, the MPRDA or the NWA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation, due to environmental transgressions. NEMA also provides that directors and certain company officers can also be held liable in their personal capacity for the cost of rehabilitating environmental pollution or degradation.

The environmental regulation of mining underwent a recent transition.  NEMA is now the primary environmental legislation regulating mining and not the MPRDA.  Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted ("Pre-MPRDA Amendment Act Environmental Provisions") and the National Environmental Management Laws Amendment Act, No. 25 of 2014 ("NEMLAA") introduced specific provisions regulating mining into NEMA.  The Minister of the DMRE has however retained the bulk of his environmental regulation competencies under the NEMLAA's amendments, to be undertaken in accordance with NEMA.  This transition has created some gaps as some provisions were repealed but all of the necessary amendments have yet to commence under the MPRDA and the necessary regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programs ("EMPs") were required to be approved by the relevant delegated authority at the DMRE before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an EA was required for certain activities that are incidental to mining, listed in a series of EIA Regulations published under the NEMA.  This includes vegetation clearance; construction of roads, facilities in proximity to a watercourse and facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds ("Listed Activities").  An EA was not required for mining or prospecting activities.

This position changed on 8 December 2014 when the 2014 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations.  Mining and prospecting activities that commenced after this date required an EA, as do associated infrastructure, structures and earthworks directly related to the prospecting and extraction of a mineral resource.  Recent amendments to the EIA Regulations which came into effect on 11 June 2022 have expanded the list of activities which now require an EA, including, any activity including the operation of that activity which requires an amendment or variation to a right or permit in terms of section 102 of the MPRDA; and any activity including the operation of that activity required for the reclamation of a residue stockpile or a residue deposit.

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP.  Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008 ("MPRDA Amendment Act, 2008") introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. A similar provision was proposed in previous iterations of the National Environmental Laws Amendment Bill B14D-2017 ("NEMA Bill"); however, the National Environmental Management Laws Amendment Act 2 of 2022 ("NEMLA Act") which was published on June 24, 2022, does not include the relevant provision.  The proposed amendments under the NEMLA Act will only come into effect on a date to be fixed and proclaimed by the President.  This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted.  In practice however, the DMRE views EMPs submitted under the MPRDA to be EAs.  Aligned with this approach by the DMRE, the 2014 EIA Regulations were recently amended to include a transitional arrangement regulating the auditing requirements in respect of EMPs for mineral rights approved prior to 8 December 2014 and still in effect.

Notable changes introduced by the NEMLA Act include changes to in section 24G of the NEMA and section 22A of the National Environmental Management Air Quality Act No. 39 of 2004 ("AQA") which both relate to rectification of commencing listed activities without an EA or atmospheric emission license ("AEL") with changes providing that the competent authority must direct the contravener to immediately cease its unlawful activities, pending a decision on the rectification application.  Prior to the amendment, the competent authority had the discretion to direct such cessation of activities.  The changes to section 24G specifically now extend to successor in title who will be liable for rectifying historical conduct of activities without the requisite environmental approvals.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA.  A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of R5 million and may face criminal penalties.  The EIA Regulations require that landowner consent be obtained in applying for an EA.  However, mining related Listed Activities are exempted from this provision and as a consequence, an applicant for a mining right and associated activities is only required to meaningfully consult with landowners as part of the thorough public participation process prescribed under the 2014 EIA Regulations.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State's custodianship.  A water use licence ("WUL") is required to undertake certain water uses specified in the NWA.  This includes water storage; abstraction; disposal of wastewater into the environment; dewatering a mine; and impacting on watercourse's flow.  Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low.  In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a WUL.  A water use without the required WUL is considered unlawful.

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems.  If a water use or water management is unlawful, the DWS may issue administrative directives to enforce the NWA's provisions or stop the unlawful water use. Criminal proceedings can also be instituted.  Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively.  Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively.  Progress has been made by the DWS in addressing the backlog of pending WUL applications, firstly with the publication of regulations prescribing a 300-day application process, a backlog remains, and more recently with the revision of the online WUL portal E-WULAAS that reduces the DWS' decision-making period to 90 days.  Official amendments capturing this truncated time period have not; however, been gazetted as yet.  Feedback from the DWS to the mining industry has also indicated that, owing to capacity constraints, this timeline is unlikely to be adhered to.

The AQA regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA ("AQA Listed Activities"), including certain mining related and processing activities, without an AEL.  Minimum emission standards have been set for each Listed Activity.  Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the Regulations until 2015.  If a facility did not comply with the 2015 air emission standards, upgrading of the facilities was necessary.  Such facilities will need to comply with even more stringent air emission standards from 2020. Additional upgrades may therefore also be required before 2020 to comply with the 2020 air emission standards, for which significant capital expenditures ("CAPEX") may be required.  Alternatively, an application for a once-off postponement of the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed.  The Greenhouse Gas Emission Reporting Regulations published on April 2017 and amended in September 2020 require certain industries, including mining and prospecting activities, to register as emitters with the DFFE and to report annually on their GHG emissions.

In relation to climate change considerations and compliance, there has been no movement on the promulgation of the Climate Bill (defined below), which was introduced to Parliament in June 2018.  The DFFE did, however, publish South Africa's updated Nationally Determined Contributions ("Updated NDC") in September 2021 in terms of the Paris Agreement, of which it is a signatory.  The Updated NDC sets out South Africa's GHG emission targets, finance support requirements and long-term decarbonisation plans, and makes provision for the implementation of National Climate Change  Adaptation Strategy interventions for certain priority sectors, including the mining sector. Further, in June 2021 DFFE published the draft National Guideline for Consideration of Climate Change Implications ("Draft Guideline") for comment.  The Draft Guideline is intended to formulate a consistent approach for all sectors in respect of climate change impact assessments ("CCIAs") undertaken for purposes of an EA, AEL and waste management licence ("WMLs") application, providing for minimum requirements and generic principles for involving climate change specialists in the EIA process; defining the roles of the environmental assessment practitioner, specialists and other stakeholders; and outlining the extent and content of CCIAs.  No further progress has been made subsequent to the comment period.

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector.  Its provisions are also relevant generally to the Company's operations. WMLs are required for certain waste management activities, dependent on certain thresholds in relation to the waste.  Although WMLs are not required for waste storage, such activities must comply with certain norms and standards.  Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA.  This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute "waste" and if they fall above the thresholds for which a WML is required, unless an entity "lawfully conducted" these activities prior to September 2, 2014.  The NEMLA Act has proposed amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and will be regulated by NEMA. If the NEMLA Act comes into force, WMLs will not be required for residue stockpiles and deposits.  In terms of the amended 2014 EIA Regulations, an EA would however be required.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent.  The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister has issued a closure certificate ("Rehabilitation and Closure Liability").  NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

Under the MPRDA and NEMA, when the Minister issues a closure certificate, he may retain any portion of such financial provision for latent and residual safety, health or environmental impact which may become known in the future.

The Pre-MPRDA Amendment Act Environmental Provisions required that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP. NEMA now requires that this financial provision must be made prior to the issuing of an EA under NEMA.

New Financial Provision Regulations in regard to rehabilitation were published under NEMA on November 20, 2015 ("2015 FP Regulations") which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA.  They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water ("Future Rehabilitation").  The Minerals Council South Africa (formerly the Chamber of Mines) has stated that the 2015 FP Regulations could have a crippling effect on the mining industry.  Owing to the significant criticism against the 2015 FP Regulations, various iterations of draft regulations have been published since November 2017.  A new draft iteration of the Financial Provision Regulations was published in July 2022, revising previous versions, and which seeks to repeal the 2015 FP Regulations.  Until the new regulations are promulgated the 2015 FP Regulations remain applicable.  To accommodate industry while the regulatory framework is being streamlined, various compliance extensions have been published in respect of the 2015 FP Regulations. In May 2022, the latest and fifth extension for compliance with the 2015 FP Regulations for existing mineral rights holders was published and pushed the deadline to September 19, 2023.  It is hoped that the 2022 Draft FP Regulations are finalised and promulgated prior to this date.

Applicants for new mining rights submitted after November 20, 2015, are however still required to provide financial provision in terms of the 2015 FP Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister's discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA, or a mining right application may be refused, if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMRE.  The reporting provisions of the MHSA are aligned with the International Labour Organization's Code of Practice on Recording and Notification of Occupational Accidents and Diseases.  Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company's mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person.  The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company's mining activities are not exposed to any hazards relating to their health and safety.  The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the court that handles labour law cases (the "Labour Court") for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The Mine Health and Safety Amendment Act, No. 74 of 2008, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining rights could be revoked for continued safety violations.  A number of guidelines on the implementation of mandatory codes of practice under sections 9(2) and 9(3) of the MHSA have been issued by the Chief Inspector of Mines and govern, amongst others, the provision of personal protective equipment for women in the SA Mining Industry; trackless mobile machines; cyanide management; underground rail bound equipment; conveyor belt installation for transport of mineral, material or personnel; and risk-based fatigue management.

Royalty Payments

The Royalty Act imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or "EBIT" (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5%.  EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure.  There is also an arm's length adjustment, where applicable.  A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5%.  A maximum royalty rate of 7% applies to unrefined minerals.

Mining Taxation Review

In the 2013 Budget Speech, South Africa's Minister of Finance (the "Minister of Finance") announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low.  The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee ("DTC") was established to assess South Africa's tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability.  The Terms of Reference of the DTC includes a review of the current mining tax regime. The DTC submitted its First Interim Report on Mining on July 1, 2015 and made various recommendations, including that:

  the mining corporate income tax regime be aligned with the tax system applicable to other taxpaying sectors generally, leaving the royalty system to respond to the non-renewable nature of mineral resources; and

  the upfront capital expenditure write-off regime be discontinued and replaced with an accelerated capital expenditure depreciation regime in parity with the write-off periods provided for in respect of manufacturing assets.

These recommendations are still under consideration by the South African government.

The DTC released its second and final report on hard-rock mining in December 2016.

Amongst the various proposals, the DTC recommended that the upfront CAPEX write-off regime should be discontinued and replaced with an accelerated CAPEX depreciation regime.  The accelerated CAPEX depreciation regime will provide for write-off periods in line with that of manufacturing, namely on a 40/20/20/20 basis.  The removal of the upfront CAPEX tax allowance regime would pave the way for the removal of ring fences aimed at preventing the set-off of future CAPEX expenditure against the tax base of other mining operations and against non-mining income.

The second and final report also indicated that comprehensive review of carbon taxes has been undertaken by a separate stream within the DTC and therefore the report contains no comments on carbon taxes.

The Minister of Finance might adopt these recommendations which in turn might impact of the net present value and internal rate of return of the project.

During the 2020 legislative cycle, it was initially proposed in the draft Taxation Laws Amendment Bill, 2020, that amendments be made to the provisions dealing with the special capital expenditure allowances for mines. However, these proposed amendments were withdrawn but may be proposed again in future years.

With effect from tax years of assessment commencing on or after 1 April 2022, South African resident companies are no longer permitted to set off their total accumulated assessed loss (known as the balance of assessed losses) against their taxable income. Instead, the balance of assessed losses that can be carried forward is limited to 80% of taxable income. This amendment coincided with the reduction of the corporate tax rate to 27%, which is also effective from tax years of assessment commencing on or after April 1, 2022 (the lower mining tax rate still applies to income derived from mining activities). However, Government has acknowledged in the 2022 legislative cycle that the new restriction on assessed losses rules results in an anomalous position for mines, considering the upfront CAPEX allowance provisions and has proposed amendments to correct this. It is currently proposed that the amendment will apply retrospectively.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Namibia, Lesotho and Eswatini (formerly Swaziland) ("CMA").  The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges.  The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department ("FinSurv").

The Exchange Control Regulations 1961, which are administered by FinSurv, are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies.  The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, and to prevent South Africa's balance of payments from being adversely affected, which may result in the devaluation of the Rand against other currencies.  It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital.  While the South African government has relaxed exchange controls in recent years and in 2020 it was announced that the Exchange Control Regulations would be repealed and replaced by a capital flow management framework, this has not yet occurred.  One of the main features of the new framework, is that it will abolish the current negative-based list system that applies under the Exchange Control Regulations, which states that, for example, transactions involving the export of capital are prohibited, unless permitted in terms of an exception. The Company expects current exchange controls to remain in place until such time as the capital flow management framework is introduced and the Minister of Finance may provide an indication as to when exactly it will come into effect.

Although the capital flow management framework has not yet been introduced, a number of exchange control relaxations applicable to companies were announced in the 2022 Budget, including the following:

  An increase in the amount that can be invested abroad annually by companies under the foreign direct investment dispensation, without prior FinSurv approval. The amount was increased from R1 billion to R5 billion.

  An increase in the maximum amount that domestic treasury management companies can hold in foreign currency for offshore investment purposes. For listed companies, the limit was increased to R5 billion and for unlisted companies, the limit was increased to R3 billion.

  New rules regarding inward listings.

The Company is subject to various forms of exchange controls in regard to its South African subsidiaries.  Such subsidiaries are  generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory.  Lesotho, Namibia and Eswatini have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa.  Accordingly, the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's GHG emissions are said to peak during the period 2020 until 2025, then plateau from the period 2025 until 2035, where after GHG emissions are said to decline from 2036. However, it is estimated that the phasing in of appropriate carbon taxation can reduce South Africa's GHG emissions by between 35 per cent and 44 per cent below business as usual.

It is against this background that the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act") was finally assented to by the President on May 22, 2019 and commenced with effect from June 1, 2019. As per the Carbon Tax Act's Preamble, "the South African government is of the view that imposing a tax on GHG emissions and concomitant measures such as providing tax incentives for rewarding efficient use of energy will provide appropriate price signals to help nudge the economy towards a more sustainable growth path."

The introduction of carbon tax will take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

In the 2019 carbon tax year (which ran from 1 June to 31 December), the Carbon Tax Act levied the tax at a rate of Rand 120 per ton of carbon dioxide equivalent ("CO2-eq") emissions on identified activities that exceed prescribed GHG emission thresholds.  The tax rate has been increased annually with reference to South Africa's consumer price index.  As a result, the carbon tax rate for the 2020 carbon tax year was R127 per tonnes CO2-eq for the 2021 carbon tax year was R134 per tonne CO2-eq and for the 2022 carbon tax year, the rate is R144 per tonne CO2-eq.  In the 2022 legislative cycle it was proposed in the 2022 Draft Taxation Laws Amendment Bill, 2022 that the annual increase in the carbon tax rate up to 2030 would be larger to meet South Africa's nationally determined contribution commitments. During parliamentary hearings that took place in September 2022 and following submissions received from the public, it was indicated that the proposed rate for 2023 would be R159 per tonne CO2-eq which would increase annually and in 2030, the proposed rate would be R462 per tonne CO2-eq.

It was announced in the 2022 Budget that the first phase of the carbon tax will run until the end of 2025. Due to the various industry specific tax-free emissions allowances ranging from 60 per cent to 95 per cent provided for under the Carbon Tax Act, an initial effective carbon tax rate as low as Rand 6 to Rand 48 per ton of CO2-eq emitted applied in the carbon 2019 tax year.  These allowances include a/an:

• basic tax-free allowance for fuel combustion emissions of between 60% and 75%;

• additional tax-free allowance for industrial process emissions up to 10%;

• additional tax-free allowance in respect of fugitive emissions of 10%;

• trade exposure allowance of up to a maximum of 10%;

• performance allowance not exceeding 5% of the total GHG emissions of the taxpayer during the relevant tax period;

• carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time. It is understood that this allowance is only available to entities who voluntarily participate in phase 1 of the carbon budget and obtain the written consent of the DFFE; and

• carbon offset allowance of either 5% or 10%.

During the September 2022 parliamentary hearings, National Treasury indicated that the above allowances will only change pursuant to a future legislative consultation process. Although it was announced in the 2022 Budget that penalties may be introduced for companies who exceed their carbon budget, no draft legislation to this effect has been tabled and it remains to be seen whether this change will be introduced.

A taxpayer, other than a taxpayer in respect of which the maximum total allowance is expressly stipulated in Schedule 2 of the Carbon Tax Act to constitute 100%, is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of its total GHG emissions.

Final regulations required for the implementation of the carbon offset and trade exposure allowances and performance allowances under the Carbon Tax Act have been published.  The Carbon Offset Regulations were amended in 2021 to incorporate, amongst other things, changes clarifying the use of carbon credits from approved Clean Development Mechanism ("CDM") projects issued under national registries to be eligible for listing  as eligible South African carbon offsets.

Furthermore, and as previously committed to by the South African National Treasury, phase 1 of the tax is also electricity neutral in providing credits for the renewable energy premium built into electricity tariffs and electricity generation levy.  In light of the extension of phase 1 of the carbon tax to December 31, 2025, the impact of the tax on the energy sector will only affect the consumer after this date.  The scope of the renewable energy premium also be available to liable carbon taxpayers who conduct electricity generation activities was expanded in the 2021 legislative cycle to include those taxpayers who purchase additional renewable energy directly under the REIPPPP (Renewable Energy Independent Power Producers Procurement Programme) or from independent power producers.  The proposal is that for private purchases or under the REIPPPP, this would apply where a power purchase agreement is in place.  In the 2022 legislative cycle, further amendments are being proposed to expand the scope of entities that can benefit from the renewable energy premium.

Despite its recent introduction, numerous amendments have already been made to the Carbon Tax Act over the past three years.

As was the case in 2020, National Treasury and SARS published their draft Response Document on the Draft TLAB during October 2021, which will deal with some of the submissions made by various stakeholders. The next step in the legislative process is to await the revised Draft TLAB, which will likely be tabled with the Medium-Term Budget Policy Statement ("MTBPS"). The MTBPS is currently scheduled for November 4, 2021.  Further amendments are anticipated in the revised Draft Taxation Laws Amendment Bill for 2022, which will likely be tabled with the Medium-Term Budget Policy Statement ("MTBPS"). The MTBPS is currently scheduled for October 26, 2022.

Climate Change Bill

Progress in respect of the proposed Climate Change Bill (the "Climate Bill") has been slow since it was first published for comment in June 2018.  The Climate Bill, amongst other things, seeks to regulate the proposed carbon budget and allows for the determination of sectoral emission targets.  The Climate Bill was formally introduced to Parliament on February 18, 2022 and is being considered by the National Assembly.

In his State of the Nation Address in February 2020, President Cyril Ramaphosa confirmed that the Climate Bill will be finalised as part of the "move to a low carbon growth trajectory", with no indication in terms of timing.

The Climate Bill will obligate the Minister of the DFFE (the "Environmental Minister") to determine GHG emission thresholds that will inform an entity's carbon budget allocation. According to the LEDS (defined below), post-2020, the carbon budget will be aligned with the carbon tax, which "may include the option of imposing a higher tax rate as a penalty for emissions exceeding the carbon budget". The Environmental Minister has further indicated that, once the Climate Bill is signed into law, carbon budget and mitigation plan regulations will follow.

Climate change regulatory developments are gaining momentum, with the Cabinet of the Government of South Africa approving the establishment of the Presidential Climate Change Coordinating Commission ("PCCC"), as well as South Africa's first Low Emission Development Strategy 2050 ("LEDS") during September 2020.

The PCCC flows from South Africa's Nationally Determined Contribution under the Paris Agreement and will be formally established through the Climate Bill, the latter which the LEDS confirms will "form the legislative foundation for (South Africa's) climate change adaptation and mitigation response".  Despite these developments that are integral to the overall climate change response, there is still little indication of when the Climate Bill can be expected to be formally promulgated, with the LEDS simply providing that it is "forthcoming".

The PCCC published A Framework for a Just Transition in South Africa which serves as the underlying policy requiring government to adopt a comprehensive plan, accompanied by a set of activities to achieve a low-carbon economy and society.  This framework currently focuses on four sectors and value chains that are at-risk in the transition, which form part of the formal economy, namely, the coal value chain, the auto value chain, agriculture, and tourism.

South African Companies Act

The Company's South African subsidiaries are subject to the South African Companies Act, No. 71 of 2008 ("Companies Act") which came into force on May 1, 2011.  The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act introduced numerous new legal concepts into South African company law, including a requirement to ensure that a company's constitutional documents are aligned with the Companies Act, and that any shareholders' agreements that are in place are aligned with the company's memorandum of incorporation and the Companies Act.  Although not peremptory, the Company has registered new memoranda of incorporation for the Company's South African subsidiaries.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state-owned companies) and social and ethics committees (for all listed public companies and state-owned companies as well as other companies that reach a certain "public interest score" in terms of the Companies Regulations, 2011).  The "public interest score" takes into account the number of shareholders and employees of the company, as well as the amount of any debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the Companies Intellectual Property Commission ("CIPC"), administrative fines and civil liability for damages caused by non-compliance.  The Company's South African subsidiaries may also be liable under the Companies Act to "any" other person for any loss or damage suffered by that person as a result of the Company's subsidiary's non-compliance with the Companies Act.

The Companies Act extends shareholders' rights and recourse against companies and directors.  Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime.  The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company.  Companies will thus face a greater risk of litigation and the costs thereof.  Minority shareholders' rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions.  This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and interrelated companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance.  This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given.  This affects financial assistance given by South African companies and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares.  If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value.  The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as "disposals".  This may become relevant in respect of the Company's South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States "Chapter 11" bankruptcy procedures.  Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the Company's continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns.  This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law.  A company's registration can be reinstated by application either to the CIPC or the High Court.  The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

Land Use

The Spatial Planning and Land Use Management Act 16 of 2013 ("SPLUMA") prescribes principles for the regulation of land use in South Africa on a national, provincial and municipal level.  However, land use planning is mainly regulated on a municipal level since municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions.  Municipal land use planning is regulated through municipal planning by-laws, spatial development frameworks and land use or zoning schemes.  Land-use or zoning schemes reflect all permissible land use rights in respect of land situated within the municipality's area of jurisdiction.  Deviations from the land-use or zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application, as regulated by the applicable scheme and the relevant municipal planning by-law read with SPLUMA.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities.  A High Court decision has indicated that such consents will likewise be required for prospecting activities.  The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned.  The practical implications of complying with these judgments are numerous.  These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company's operations.  This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

In addition to statutory controls, certain private law rights, such as the real rights created by way of registered restrictive conditions of title or servitudes, may also impact on land use planning in general.  Land use or zoning schemes are subject to the real rights created by restrictive conditions of title.  The implication is that if a land-use or zoning schemes permit a land use which is prohibited by a restrictive condition of title, such condition will first have to be removed in terms of the relevant legislation (municipal planning by-laws read with SPLUMA).  Servitudes may also impact on land use planning, for instance servitudes registered in respect of infrastructure.  Contravention of these real rights may result in a demolition order being granted in respect of unlawful development.

Another aspect which requires consideration is who should apply for such re-zoning.  Although landowners would typically be the applicant, the Company's operations are not always conducted on land which the Company owns.  Accordingly, the Company may have to obtain a power of attorney from the landowner to procure amendments to land use or zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission where required.

Dealing in Precious Metals

All operations which acquire, refine, smelt, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2005 (the "Precious Metals Act").  These authorisations include metal beneficiation licences, refining licences and precious metals export approvals.  Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator.  Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years.  The issue of certain licences under the Precious Metals Act requires that the applicant be complaint with the BEE provisions of the Mining Charter 2018.

Land Claims

Under the Land Claims Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress.  In terms of the Restitution Act No. 22 of 1994, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform (the "Land Reform Minister") to acquire ownership of land or rights in land by way of expropriation and to transfer the expropriated land or rights in land to successful claimants.  Notably, the Land Reform Minister may elect not to expropriate land and may provide alternative relief to the claimant, as directed by section 25(7) of the Constitution. Expropriation would be subject to provisions of the Expropriation Act 63 of 1975 and section 25(2) of the Constitution, which provide, in general, for just and equitable compensation.

The Land Reform Minister may not, however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution of Land Rights Amendment Act 15 of 2014 ("Restitution Amendment Act") came into effect on July 1, 2014. The Restitution Amendment Act introduced significant amendments to the Restitution Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago.  The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims.  However, in Land Access Movement of South Africa and Others v Chairperson of the National Council of Provinces and Others, the Constitutional Court found that the Restitution Amendment Act was invalid as parliament failed to satisfy its obligation to facilitate public involvement in accordance with section 72(1)(a) of the Constitution.  As a result, the Constitutional Court interdicted the Commission of Restitution of Land Rights from processing claims lodged from July 1, 2014 until all claims submitted prior to December 31, 1998 in terms of section 6(1)(a) of the Restitution Act have been finalised.  Parliament has since this judgment circulated a bill, which will repeal the Amendment Act, once promulgated.  In terms of this bill, the new period for the lodging of claims will still be until June 30, 2019.

In order to substantiate a claim for restitution, a person is required to demonstrate that:

  he/she is a person, or it is a deceased estate dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices;

  he/she is the direct descendant of a person referred to above who has died without lodging a claim and has no ascendant who: (i) is a direct descendant of a person referred to above and (ii) has lodged a claim for the restitution of a right in land; or

  it is a community or part of a community dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices.

Under the Land Claims Act a successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation).  If restoration is claimed, the Land Claims Act requires, inter alia, the feasibility of such restoration to be considered.  Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Regional Land Claims Commissioner (the "Land Claims Commissioner") for the province where the land in question is situated. The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province.  The Restitution Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

  there are two or more competing claims in respect of the same land (whether by communities or otherwise);

  the land that is subject to the claim is not state-owned land, and the owner or holder of rights in such land is opposed to the claim; or

  there is any other issue which might usefully be resolved through mediation and negotiation,

the Chief Land Claims Commissioner may direct the parties concerned to attempt to settle their dispute through mediation or negotiation.  It further provides that if, upon completion of an investigation of a land claim, it is agreed that it is not possible to settle the claim by mediation or negotiation, the claim may be referred to the Land Claims Court for final determination.

A new Expropriation Bill was adopted by the National Assembly on September 28, 2022 but still awaits approval by the National Council of Provinces ("NCOP"). Considering the large number of parties and organisations opposed to the Bill in its current form a large debate and opposition push can be expected before any approval is granted by the NCOP.  This opposition is due to the fact that although expropriation is only permitted for "public purpose" and in the "public interest", as stipulated in section 25 of the South African Constitution, it may be possible for expropriation without compensation to be considered in specified instances, such as in regard to abandoned land, state land, or land held for speculative purposes.  Various political parties and other organizations have indicated that they intend to mount a constitutional challenge against the Bill.

The National Assembly has also passed the Land Court Bill which seeks to establish a permanent and specialist Land Court and give it the same status as a South African High Court.  This Bill is also required to be approved by the NCOP.

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMRE has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government).  The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its HDSA ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA.  Section 26 of the MPRDA regulates the Land Reform Minister's power to initiate and promote beneficiation of minerals in South Africa.  The term 'beneficiation' was not defined by the MPRDA. As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and after consulting with the Minister of Trade, Industry and Competition, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Land Reform Minister.

Labour Relations Act

The Constitution gives every person the right to fair labour practices.  The Labour Relations Act, No. 66 of 1995 ("LRA") is the principal legislation that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated.  The LRA regulates the manner in which employees, employers, trade unions and employer's organizations interact and engage with one another in the workplace.  This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures.  Principally the LRA allows for the creation of trade unions and employer's organizations.  The extent of entitlement of the trade union is subject to the size of its membership base.  Depending on the number of employees who are members of the trade union, the trade union will be allowed access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees.  To be entitled to enter into collective agreements with the employer, the trade union must have as its members the majority of the employees at the workplace. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore the conclusion of collective agreements is purely voluntary.  Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer, regardless of their trade union affiliations, for the whole period of the agreement.

The LRA allows for the creation of bargaining and statutory councils. Such councils can be established both for more than one registered trade union or employer's organization. Such councils will be established per sector or area.  Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes on behalf of employers and employees in that sector.

If a dispute between the employer and employee arises, the LRA clearly delineates the lawful context in which this may occur. As a premise the LRA strictly stipulates and regulates the requirements for a lawful strike, lockout or picketing. In this regard the LRA expressly identifies who is allowed to engage in industrial action of this nature, which processes must be followed and for which purposes employees and employers may engage in such industrial action.  Should the industrial action require the parties to engage in a process of consultation and negotiation, the LRA also prescribes the procedures to be followed.

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for Conciliation, Mediation and Arbitration ("CCMA") or relevant sectoral bargaining council as the principal forums for the resolution of disputes resulting from the dismissal.  The LRA classifies dismissals into two categories, unfair and automatically unfair dismissals.  The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

A process of mediation and conciliation by the CCMA or relevant bargaining council is pre-emptory in this regard. Should the dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final.

Employment Equity Act

The Employment Equity Act, No. 55 of 1998 ("EEA") places an obligation on employers to promote equal opportunity in the workplace by, amongst other things, eliminating any forms of unfair discrimination in the workplace.

Section 6 of the EEA prohibits any employment practice or policy which discriminates, directly or indirectly, against any employee on any 'arbitrary ground' or one or more of the grounds specifically listed in the section -

'race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, colour, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language and birth'.

Where discrimination is alleged on one of the specified grounds, it is presumed to be unfair; if the discrimination is based on some other arbitrary ground, the complainant must establish unfairness.

Pursuant to recent amendments, the EEA now provides that a difference in the terms and conditions of employment between employees of the same employer, which are performing the same or substantially the same work or work of equal value, amounts to unfair discrimination.  It is important to note that the relevant provision refers to 'a difference in the terms and conditions' of employment and is not only limited to a difference in remuneration.  Nevertheless, to prove such discrimination, the employee will need to demonstrate that the reason for the difference in treatment is based on one of the listed grounds or any other arbitrary ground.

The EEA recognises harassment as a form of unfair discrimination.  The Code of Good Practice on the Prevention and Elimination of Harassment in the Workplace ("Code"), published in March 2022, has extended the definition of harassment.  The Code was published in terms of the EEA.  The introduces new categories of harassment including racial, ethnic or social origin harassment in addition to sexual harassment.

Any party may refer a dispute for unfair discrimination to the CCMA which, in turn, must attempt to resolve the dispute through conciliation.  Should the conciliation be unsuccessful, either party may refer the dispute to the Labour Court for adjudication.

Alternatively, an employee may refer the dispute directly to the CCMA for arbitration if that specific employee earns below the earnings threshold as prescribed by the Minister of Labour.  The current earnings threshold is R224,080.48 per annum.  Irrespective of the foregoing, the employee may also directly approach the CCMA to resolve the dispute through arbitration where the employee's claim for unfair discrimination is based on alleged harassment.  Then again, the parties can also agree to refer the matter to the CCMA for arbitration.

5.5 RISK FACTORS

The Company's securities should be considered a highly speculative investment due to the nature of the Company's business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company.  Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues.  The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes.  The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Unforeseen increases or acceleration of expenses and other obligations could require additional capital.  If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under future indebtedness.  Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses.

The Company has a history of losses.  The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  It could be years before the Company receives any profits from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent fiscal years and has limited financial resources.  To date, the Company has recorded no operating cash flow and has not commenced development or commercial production on any property.  The Company expects to continue to incur losses unless and until such time as the Waterberg Project achieves commercial production and generates sufficient revenues to fund continuing operations, which may never occur.  The development of the Waterberg Project will require the commitment of substantial resources.  Any unexpected costs, problems or delays could severely impact the Company's ability to continue development activities.  There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.  The Company currently has limited financial resources and no sources of operating revenues and as a result will be required to fund our operating expenses and other expenses through financing.  The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production.  To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow, which may materially affect the Company's financial condition.  There can be no assurance that debt or equity financing or other types of financing will be available as needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company's properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure.  The Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  in the event that the required permits are not obtained in a timely manner, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  delays in obtaining, or a failure to obtain, access to surface rights, water or electricity required for current or future operations;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure.  For example, water resources are scarce at the Waterberg Project.  If the Company should decide to mine at the Waterberg Project, it will have to exploit local sources of water recently delineated by test drilling and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. This is particularly so given the outbreak of the COVID-19 pandemic.  Accordingly, there are no assurances that the Company's properties, will be brought into a state of commercial production.  If the Company's properties are not brought into a state of commercial production, the Company will have no source of revenues and will be required to seek additional financing, which may not be available on favourable terms, or at all.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only.  Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect.  Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale.  Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated.  None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs.  Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated.  As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The impact of the current COVID-19 pandemic may significantly impact the Company.

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020.  The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain.  Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty.  COVID-19 and the related measures taken by government have had and may continue to have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

With effect from March 26, 2020, the Government of South Africa ordered, under a national State of Disaster, a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic.  The hard lockdown was thereafter extended to April 30, 2020.South Africa was placed under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitizers, and social distancing.  Various risk levels were implemented and adjusted throughout the pandemic, depending upon the increases or decreases in the number of COVID-19 infections.  The National State of Disaster was then uplifted as from April 5, 2022.

The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg or other projects the Company is involved in.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company's shares, could adversely affect the Company's ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.  Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of a water use licence or other authorisations and permits required for the Waterberg Project by reason of backlogs caused by regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

The ongoing global COVID-19 pandemic has caused and continues to cause loss of life and has resulted in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, including through lockdown policies, restriction on business activities and business shutdowns.  The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, fluctuations in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of a global recession.  As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If a significant portion of our workforce becomes unable to work or travel to the Company's operations due to illness or state, federal or provincial government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), the Company may be forced to reduce or suspend exploration activities and/or development projects which may impact liquidity and financial results. In response to COVID-19, most of our employees have been asked at times to work from home.  We do employ cybersecurity measures; however, these security control mechanisms may not always be successful.

Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on the Company's business.  However, these effects could have a material impact on the Company's operations, and the Company will continue to monitor the COVID-19 pandemic situation closely.

Pandemics and public health crises, such as COVID-19, may affect the geographies where our operations are located and those where PGMs are marketed and consumed, thereby having an adverse impact on our business, including the following:

  Travel restrictions in connection with COVID-19 may negatively impact our employees' ability to travel as required to complete their duties to the Company;

  Political and economic factors may be negatively affected by the COVID-19 pandemic, which may in term negatively impact the Company's business; and

  Global market conditions caused by the COVID-19 pandemic may affect the rate of consumer spending, which could adversely affect the market price and outlook for PGMs, resulting in a negative affect to our overall financial performance.

To date, our operations have not been negatively affected in a material way by the COVID-19 pandemic.  However, there is no assurance that this will remain true in the future and the Company's business and financial position may be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

The COVID-19 pandemic continues to evolve as countries are facing new waves of outbreaks.  The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease.  If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares may be adversely impacted.

To the extent the COVID-19 pandemic adversely affects the Company's business and financial results as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

International Conflict.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly.  Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition.  The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF, including those relating to commodity price volatility and global financial conditions.  The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations.  Effective September 1, 2015, the Company adopted U.S. Dollars as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars.  The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars.  Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation.  If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations.  Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar.  The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations.  No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets.  An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government.  The Company believes that it is not an investment company and is not subject to the Investment Company Act.  However, future transactions that affect the Company's assets, operations and sources of income and loss may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act, but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company.  There can be no assurance that the SEC would agree with the Company that it is not an investment company, and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company.  In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available.  If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce.  In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons.  As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

Funding of Waterberg Project costs is required to be provided by Waterberg JV Co. shareholders on a pro rata basis. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg Project.  The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of the Waterberg DFS.  The Company announced the positive results of the Waterberg DFS on September 24, 2019 and filed a related NI 43-101 technical report on October 7, 2019.  The shareholders of Waterberg JV Co. formally approved the Waterberg DFS on December 5, 2019.  Mnombo is responsible to fund its proportionate share of costs for the Waterberg Extension Project area.  To date, the Company has loaned Mnombo the amounts required to satisfy Mnombo's share of required Waterberg funding.  The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2022 of approximately R123.4 million (approximately $7.24 million as at August 31, 2022) or to fund future investment in the Waterberg Project is uncertain.  If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all.  If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another BEE entity.

Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do so on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of Africa Wide to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company's ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the Company's joint venture partners could materially and adversely affect the Company's business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future.  PTM RSA is a party to the Waterberg Project shareholders' agreement with joint venture partners Implats, JOGMEC, Mnombo and Hanwa. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect the Company's business and results of operations.

If the Company is unable to attract and retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including Frank R. Hallam, a director and President and Chief Executive Officer of the Company, Gregory Blair, Chief Financial Officer and Kris Begic, VP Corporate Development of the Company.  The Company's future success may also depend on its ability to attract and retain new qualified executives.  The Company currently does not, and does not intend to, have key person insurance for its existing senior management.  Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team or the inability to attract new qualified executives could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans ("HDPs"), as defined respectively by the MPRDA and the BEE Act, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter.  If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties.  Frank R. Hallam, a director and President and Chief Executive Officer of the Company, is also a director, Chief Financial Officer and Corporate Secretary of West Vault Mining Inc. ("WVM"), a public company with mineral exploration properties in Nevada and a director of FRX Innovations Inc., a maker of flame retardant solutions.  John A. Copelyn, a director of the Company, is Chief Executive Officer of HCI, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, oil & gas, clothing and properties, and also a director of E Media Holdings Ltd., Southern Sun Limited., Deneb Investments Ltd. and Montauk Renewables, Inc., a renewable energy company.  Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC and is a director of Atmos Energy Corporation and Trilogy Metals Inc.  Stuart Harshaw, a director of the Company, is also director, president and CEO of Nickel Creek Platinum Corp. and a director of International Tower Hill Mines Ltd.  Mpho Makwana, a director of the Company is also chairman of ESKOM and SA Forestry (SAFCOL) Ltd. and a director of Nedbank Group Limited and Invicta Holdings Limited.

Such associations may give rise to conflicts of interest from time to time.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position.  The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the Board, any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings that may adversely affect the Company's financial condition and results of operations.

All companies may become subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.  On September 20, 2018 the Company reported the receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, whereby Africa Wide had instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, RBPlat and Maseve in relation to the closed sale of the Maseve Mine (the "Maseve Sale Transaction").  Africa Wide is seeking to set aside the Maseve Sale Transaction.

On June 14, 2022, the High Court delivered a judgment dismissing the challenge brought by Africa Wide.  In its judgment the High Court dismissed all of the claims for which Africa Wide contended and ordered Africa Wide to make payment of the defendants' costs.

On August 1, 2022, the High Court dismissed Africa Wide's application for leave to appeal the June 14, 2022 ruling dismissing the case.

On August 31, 2022, Africa Wide filed a petition to the South African Supreme Court of Appeal, for leave to appeal the June 14, 2022 High Court ruling dismissing their challenge to either the Supreme Court of Appeal, or a full bench of the High Court.  The defendants have filed answering affidavits opposing Africa Wide's petition.

On November 10, 2022 the South Africa Supreme Court of Appeal dismissed Africa Wide's application with costs on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Environmental Minister to refuse condonation for the late filing of that group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020.  Waterberg JV Co opposed the appeals and on October 13, 2022, the Minister ruled to dismiss all such appeals.  Waterberg JV Co. is also opposing the review application and believes it is without merit.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The Applicants have not responded and were obliged to remove their application from the urgent court roll.  The application may proceed as a normal High Court application.  Host community Ketting has applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  The Ketting Community joinder application was filed on November 16, 2021.  In July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application was scheduled for May 22, 2023.

The Company believes that all requirements specified under the National Environmental Management Act, the Mineral and Petroleum Resources Development Act and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the Environmental Authorization.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify.  Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Sale Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Appellants may seek the reversal of granted permits, resulting in significant delays and uncertainties.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees.  There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Conduct, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development ("OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Information Systems and Cyber Security.

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber‐ attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations.  If claims, lawsuits, governmental investigations or proceedings, including Section 54 stoppage notices issued under the Mine Health and Safety Act, No. 29 of 1996 (the "MHSA"), are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

The Company's prospecting and mining right may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. had the exclusive right to apply for and be granted the mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, a successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection and land use;

  management and use of hazardous and toxic substances and explosives;

  management of tailings and other waste generated by the Company's operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining.  The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present, and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See "Item 5.4 South African Regulatory Framework - Environment" above.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights and the Waterberg Mining Right issued by the DMRE are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies, particularly given the COVID-19 pandemic, could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa.  All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights".  All prospecting and mining rights granted in terms of the MPRDA are "new order rights".  The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister when considering applications for new order rights.  These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry.  All the Company's current prospecting rights and the Waterberg Mining Right are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMRE as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting rights or the terms of the Waterberg Mining Right.

Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 ("PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken.  The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right.  Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting rights or its mining right could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the BEE Act and the Mining Charter 2018.  To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter 2018.  The Mining Charter Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.  For ownership by BEE groups in mining enterprises, the previous Mining Charter 2010 set a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership.  The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs. One of the requirements which must be met before the DMRE will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Mnombo in respect to the Waterberg Mining Right and for the prospecting rights.

The Company is satisfied that Mnombo is majority-owned by HDPs. The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%.  However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure relating to the Waterberg Mining Right and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Minister announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders.  The Mining Charter 2018 no longer applies to prospecting rights. Mining Charter 2018 provides revised ownership structures for mining rights holders.  The application of the revised ownership structures depends on whether the holder of the mining right was granted the mining right after September 27, 2018, had an application for a mining right accepted before September 27, 2018 or had an existing mining right that was granted prior to September 27, 2018.  Holders of existing mining right who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognised as BEE ownership compliant for the duration of the mining right and any period of renewal thereof.  New mining rights holders will be required to have a minimum 30% black person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.  Applicants for mining rights whose applications have been filed and accepted before September 27, 2018 (as is the position with Waterberg JV Co.) will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2018.

Prior to the Minerals Council Judgment (see below), the Mining Charter 2018 stipulated that the 30% BEE shareholding for new mining rights must be distributed as to:

(i) a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the Company as a condition of their employment, except where such is a "Mining Charter" requirement;

(ii) a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

(iii) a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women (collectively, the "Stipulated Distribution").

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance.  It stated that the costs to the right holder of such issue can be recovered from the development of the mineral asset.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021.  The court confirmed the 'once empowered, always empowered' principle, struck out the Stipulated Distribution, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.  The DMRE has indicated that it may amend the MPRDA to counter the impacts of this judgment.

A holder can claim an ownership offset credit for beneficiation on the basis of a DMRE approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister.

The Waterberg Project shareholders' agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

An additional tax is also being raised for Human Resource Development.  A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of black persons on all levels of company management.

Compliance with a mining right holder's mine community development obligations, principally in terms of the Waterberg SLP, is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the prospecting rights and the Waterberg Mining Right, the Company may be required to obtain approval from the DMRE prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, published on December 19, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDP shareholding, to the DMRE on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company's interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMRE).  The BEE Amendment Act came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws and penalize fronting or misrepresentation of BEE information.  The Trumping Provision came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade and Industry exempted the DMRE from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve.  The DMRE and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See "Item 5.4 South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry" and  "The Mining Charter" above.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a "black-controlled company" or a "BEE Entrepreneur".  Mnombo is presently compliant and is majority owned and controlled by HDPs.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter 2018 or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

The Company has ownership interests in a significant project in South Africa.  As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar.  South Africa was transformed into a democracy in 1994.  The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people.  Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.  The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership".  A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry.  A call for resource nationalization has also been made by a new political party, the Economic Freedom Fighters, under the leadership of Julius Malema.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which the government will attempt to address the country's inequalities.  Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms.  There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized.  Labour disruptions may be used to advocate labour, political or social goals in the future.  For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009.  The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year.  The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right.  The holder of a mining right may withdraw from such agreement at any time.

The Waterberg DFS made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM, and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages.  ESKOM has now established sufficient capacity to meet South Africa's current requirements but aging infrastructure has led to systematic black-outs of different areas at varying times, referred to by ESKOM as load-shedding, in order to reduce pressure on the electricity grid.  Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new projects, a power station known as Medupi and a power station known as Kusile, have been subject to delays. The last Medupi unit has been commissioned and in July 2021 ESKOM announced Medupi had achieved commercial operation status, while Kusile is anticipated to be completed in the 2024 - 2025 fiscal year. ESKOM is heavily dependent on coal to fuel its electricity plants.  Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations.  Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Carbon Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Carbon Bill (the "Explanatory Memorandum").

On May 26, 2019, the Carbon Bill was signed into law as the Carbon Tax Act, No. 15 of 2019, resulting in a carbon tax being implemented on June 1, 2019. See "Item 5.4 - South African Regulatory Framework - Carbon Tax/Climate Change Policies".

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company's business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development.  As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company's commercial activities.  The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price, with communities seeking greater benefit from local mining operations.

Under the Mining Charter 2018 there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop a social and labour plan, in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities.  The identified developmental priorities must be contained in the social and labour plan.  See "Item 5.4 - South African Regulatory Framework - The Mining Charter".

Government imposed compulsory shutdowns or expense increases.

In South Africa, recent fatalities in the mining industry have caused the government to introduce compulsory shutdowns of operations to enable investigations into the causes of the accidents. Should compliance with standards require a shutdown or material increase in future expenditure, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Inability to obtain a water license or develop infrastructure.

In addition, in South Africa, the National Water Act imposes a new regime on the use of water resources and requires a water licence for all water uses. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. There is a risk that the Company will be unable to obtain a water use licence for Waterberg Project or that the Company may not be able to develop the infrastructure required to transport water subject to a water use licence on an economically viable basis.

South African foreign exchange controls may limit repatriation of profits.

Since commencing business in South Africa, the Company has loaned or invested approximately CDN$855 million (net of repayments) as at August 31, 2022 into PTM RSA in South Africa. The Company obtained approval from the South African Reserve Bank ("SARB") in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa's exchange control regulations restrict the export of capital from South Africa.  Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency.  Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations.  While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future.  There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire or lease privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act 15 of 2014 (the "Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered.  Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The Land Reform Minister may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties.  The Land Claims Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief.  Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to landowners. The form of this process remains unclear.

There is no guarantee, however, that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights.  Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Company's Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls.  See "Item 5.4 South African Regulatory Framework - Exchange Control" above.

The Common Share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments (including developments with COVID 19) in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and the Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

The Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards.  In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets.  In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

On April 10, 2018 and May 23, 2018, the Company received a letter from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide") with respect to stockholders' equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Common Shares.

Delisting of the Common Shares may result in a breach or default under certain of the Company's agreements.  See "Item 5.5 Risk Factors - Risks Relating to the Company" above.  A delisting of the Common Shares could also adversely affect the Company's reputation, the Company's ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

The exercise or settlement of outstanding stock options, RSUs or warrants will result in dilution to the holders of Common Shares.

The issuance of common shares upon the exercise of the Company's outstanding stock options and settlement of the Company's outstanding restricted share units ("RSUs") will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares. Additional stock options, RSUs and warrants to purchase Common Shares may be issued in the future. Exercises of these securities, or even the potential of their exercise, may have an adverse effect on the trading price of the Common Shares.  The holders of stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities and RSUs do not have a cash exercise price.  Accordingly, the issuance of Common Shares upon exercise of the stock options or warrants, or upon vesting of RSUs, will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of any issued and outstanding stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by these stock options and warrants.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, future debt repayment or other projects. For example, the Company completed private placements of Common Shares in December 2019, June 2020, October 2020 December 2020, and February 2022.  The Company also completed the 2020 ATM offering of Common Shares in November 2020, completed the 2021 ATM offering of Common Shares in June 2022 and has conducted the 2022 ATM offering of Common Shares since July 2022.

The Board has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders.  Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital.  Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share.  A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States.  There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act").  Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the Common Shares who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2023 and may be a PFIC in future tax years.  If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called "excess distribution" received on the Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution.  In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer.  Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code.  Subject to certain limitations, such elections may be made with respect to shares of Common Shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election.  Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares.  A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein.    Each U.S. Taxpayer that holds Common Shares should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares, and the potential eligibility for, and limitations applicable to, making a Mark-to-Market Election.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis, COVID-19 and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

ITEM  6 DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future.  The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.  In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls.  See "Item 5.4 - South African Regulatory Framework - Exchange Control".

ITEM  7 DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized share structure consists of an unlimited number of Common Shares without par value, of which 99,555,686 Common Shares, 644,227 RSUs and 4,824,671 share options ("Options") were issued and outstanding as of November 23, 2022. All of the issued Common Shares are fully paid.  The Company does not own any of its Common Shares.

Common Shares

All of the shares in the authorized share structure of the Company are of the same class, being the Common Shares and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs after the Company have paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders of the Company. There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of 2/3 or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

In February 2017, the Company adopted a Share Compensation Plan (as amended in February 2020) to provide for the award of RSUs and grant options to the directors, executive officers, key employees and consultants of the Company and its subsidiaries (the "Share Compensation Plan"). The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs awarded and options granted under the Share Compensation Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant. Additional information on the Share Compensation Plan and the issuance of RSUs and options may be found on the Company's 2022 Management Information Circular available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Restricted Share Units

The total number of RSUs that may be awarded under the Share Compensation Plan shall not exceed 2.5% of the issued and outstanding Common Shares from time to time. RSUs vest as to 33 1/3% on each of the 12, 24 and 36 month anniversary of the award date. All vesting and issuances or payments, as applicable, in respect of a RSU shall be completed no later than December 15 of the 3rd calendar year commencing after the award date for such RSU.

The following table sets out the number of Common Shares issuable pursuant to outstanding RSUs as of the date hereof, along with the award date and expiry date of the RSUs.

Award Date	Expiry Date	No. of RSUs
December 2, 2019	December 15, 2022	52,266
December 16, 2020	December 15, 2023	104,525
August 9, 2021	December 15, 2024	11,000
December 15, 2021	December 15, 2024	201,787
October 3, 2022	December 15, 2025	274,649
	Total RSUs Awarded	644,227

Options

The total number of Common Shares that may be issuable on exercise of options under the Share Compensation Plan shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time. The following table sets out the number of Common Shares issuable pursuant to outstanding options as of the date hereof, along with the exercise price and expiry of the options.

Exercise Price per Option	Expiry Date	No. of Options
$2.61	April 9, 2024	666,836
$1.81	December 2, 2024	705,668
$6.58	December 16, 2025	967,167
$3.90	August 9, 2026	99,000
$3.40	September 10, 2026	42,000
$2.32	December 15, 2026	1,165,000
$2.52	February 28, 2027	21,000
$2.37	October 3, 2027	1,158,000
	Total Options Granted	4,824,671

ITEM  8 MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG".

The following tables provide information as to the high and low trading prices of the Common Shares during the 12 months of the most recently completed financial year as well as the volume of Common Shares traded for each month:

TSX - PTM

Month	High (CDN$/share)(1)	Low (CDN$/share) (1)	Volume (# of shares)
September 2021	3.66	2.29	1,746,464
October 2021	3.20	2.33	2,096,228
November 2021	4.02	2.59	2.837,233
December 2021	2.76	1.99	2,048,958
January 2022	2.67	1.83	2,669,114
February 2022	2.84	1.91	2,313,480
March 2022	3.66	2.44	4,020,506
April 2022	2.88	1.99	2,157,334
May 2022	2.69	1.58	2,473,961
June 2022	2.48	1.68	1,123,439
July 2022	2.05	1.57	669,686
August 2022	2.22	1.81	500,179

Notes:

(1) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (US$/share) (1)	Low (US$/share) (1)	Volume (# of shares)
September 2021	2.92	1.79	23,414,000
October 2021	2.60	1.84	17,868,100
November 2021	3.19	2.01	24,964,100
December 2021	2.18	1.56	17,579,600
January 2022	2.13	1.44	17,505,500
February 2022	2.22	1.50	14,233,800
March 2022	2.84	1.95	34,638,600
April 2022	2.29	1.55	17,741,500
May 2022	2.12	1.21	20,990,400
June 2022	1.98	1.30	9,907,750
July 2022	1.61	1.20	7,523,566
August 2022	1.72	1.40	6,443,756

Notes:

(1) Based on intra-day highs and lows.

8.2 PRIOR SALES

The following table summarizes the outstanding securities of the Company convertible into Common Shares that were issued within the most recently completed financial year of securities but not listed or quoted on a marketplace.

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
September 10, 2021	Options	42,000	3.40
December 15, 2021	Options	1,210,000	2.32
December 15, 2021	RSUs	211,787	N/A
February 28, 2022	Options	21,000	2.52

ITEM 9 ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There are no securities of the Company held, to the Company's knowledge, in escrow or that are subject to a contractual restriction on transfer.

ITEM 10 DIRECTORS AND OFFICERS

10.1 NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the names of the current directors and executive officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each person has served as a director and/or officer and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The Company has an Audit Committee, a Compensation Committee, a Governance and Nomination Committee and an Environmental, Health, Safety and Technical Advisory Committee which are comprised of independent directors as indicated in the following table. The Company also has a Disclosure Committee which is comprised of the Chief Executive Officer, the Chief Financial Officer and one director.

Name, Place of Residence and Position	Principal Occupation or Employment during the preceding five years	Date First Elected or Appointed(1)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
FRANK R. HALLAM British Columbia, Canada Director and President and CEO	Chartered Professional Accountant, Chartered Accountant. President and Chief Executive Officer from December 8, 2021 to present. Interim President and Chief Executive Officer of the Company from July 29, 2021 to December 8, 2021. Chief Financial Officer of the Company from February 11, 2003 to July 29, 2021. Corporate Secretary of the Company from March 11, 2007 to July 29, 2021.	February 18, 2002	71,743

Name, Place of Residence and Position	Principal Occupation or Employment during the preceding five years	Date First Elected or Appointed(1)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
DIANA WALTERS(3)(5)(6)(7) Texas, USA Director	Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. Founder and Managing Partner of Amichel, LLC from 2019 to present. Chair of the Company from February 20, 2020 to present	July 16, 2013	26,450
TIMOTHY MARLOW(4)(5)(6)(7) British Columbia, Canada Director	Chartered Mining Engineer and Consultant. President of Marlow & Associates from 1995 to present.	June 15, 2011	300
JOHN COPELYN Cape Town, South Africa Director	Chief Executive Officer of Hosken Consolidated Investments Limited from 1997 to present. Current Non-Executive Chairman of E Media Holdings Ltd., Southern Sun Limited, Deneb Investments Ltd. and Montauk Renewables, Inc.	May 15, 2018	24,837,349(8)
STUART HARSHAW(4)(5)(7) Ontario, Canada Director	Director, President and Chief Executive Officer of Nickel Creek Platinum Corp. from October 2020 to present. Vice President of Marketing and Operations for Asia Pacific and Vice President, Ontario Operations for Vale S.A. until 2017.	April 15, 2019	10,000
PAUL MPHO MAKWANA(4)(6) Gauteng, South Africa Director	Chair of ESKOM from September 28, 2022 to present. Independent Non-Executive Director of Invicta Group Limited from May 2020 to present and of Nedbank Group Limited from November 2011 to present.	February 28, 2022	Nil
GREGORY BLAIR British Columbia, Canada Chief Financial Officer	Chief Financial Officer from September 27, 2022 to present. Interim Chief Financial Officer of the Company from July 2021 to September 27, 2022. Financial Controller of the Company from December 2010 to July 2021.	July 29, 2021	18,848

Notes:

(1) All of the directors' appointments expire at the next annual meeting of the Shareholders. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

(2) Shares beneficially owned, controlled or directed, directly or indirectly as of November 23, 2022, based upon information provided to the Company by the respective director or executive officer.  As a group, the directors and executive officers beneficially own, control or direct, directly or indirectly, an aggregate of 24,964,745 Common Shares, representing approximately 25.08% of the issued and outstanding Common Shares.

(3) Chairperson of the Board.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Governance and Nomination Committee.

(7) Member of the Environmental, Health, Safety and Technical Advisory Committee.

(8) Common Shares representing approximately 24.95% of the issued and outstanding Common Shares held by Deepkloof Limited, a wholly owned subsidiary of Hosken Consolidated Investments Limited, of which Mr. Copelyn is the Chief Executive Officer.

Mr. Copelyn was first appointed to the Board as HCI's nominee pursuant to the amended and restated subscription agreement dated May 10, 2018 between the Company and HCI (the "HCI Agreement").  Pursuant to the HCI Agreement, HCI is entitled to nominate one Board member, and to participate in future equity financings of the Company to maintain its pro-rata interest.

10.2 CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(b) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Mr. Hallam was a director of Nextraction Energy Corp. ("Nextraction") until May 14, 2020. Nextraction was previously subject to Cease Trade Orders ("CTOs") issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 2014. The CTOs were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020, Ms. Walters advised the Company that her duties as a board member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

Except for Ms. Walters as described above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(a) is, as at the date of this AIF or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

10.3 CONFLICTS OF INTEREST

Certain of the Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  Such companies may, from time to time, compete with the Company for business opportunities.  In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The Company provides administrative services to several companies with directors or management in common.  The directors and officers of the Company are not aware of any conflicts of interests involving the Company's mineral properties.

Code of Ethics

In December 2021, the Company approved an update to the Code of Conduct to revise the reporting contacts and to cross-reference the Company's separate Whistleblower Policy.  The Code of conduct applies to all of the Company's directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer.  The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct.  A copy of the Code of Conduct may be found on the Company's website at www.platinumgroupmetals.net and on the Company's profile on SEDAR at www.sedar.com.

Commitment to Anti-Bribery Conduct

The Code of Conduct emphasizes a theme that is also central to the Company's commitment to anti-bribery conduct: be ethical.  The Company is committed to acting in line with applicable anti-bribery law, our values and principles. Platinum Group's business activities are based on quality, and service, and we do not provide bribes or other improper incentives.  The Commitment to Anti-Bribery Conduct (the "Anti-Bribery Conduct") was adopted in December 2021 to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law, including the Canadian Corruption of Foreign Public Officials Act, S.C. 1998, c.34, the U.S. Foreign Corrupt Practices Act, 1977, and the South African Prevention and Combating of Corrupt Activities Act, 2004.

The Company is committed to adhere to the utmost integrity and professionalism in its business activities and expects adherence to the Anti-Bribery Conduct by its directors, officers, employees, contractors, and "stakeholders" (being any group or individual who can affect or is affected by the achievement of the Company's objectives, including third parties who interact with government officials on the Company's behalf).  Any violation of the Anti-Bribery Conduct will be taken seriously and will lead to the imposition of appropriate disciplinary measures, up to and including termination of employment/consulting arrangements.

All known or suspected violations of the Anti-Bribery Conduct should be reported either directly to the Ethics Officer, Governance and Nomination Committee Chair or as otherwise permitted under the Company's internal reporting procedures.  As set out in the Code of Conduct, the Company will not allow any harassment, retaliation or any type of discrimination against a director, officer, employee or contractor who acts in good faith in reporting any violation.  A copy of the Anti-Bribery Conduct may be found on the Company's website at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code of Conduct during the Company's most recently completed fiscal year ending August 31, 2022.

ITEM  11 PROMOTERS

No individuals acted as promoters of the Company within the two most recently completed financial years or during the current financial year.

ITEM  12 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

12.1 LEGAL PROCEEDINGS

Africa Wide Litigation

Africa Wide was formerly the holder of a 17.1% interest in Maseve.  On August 28, 2018, the Company received a summons issued by Africa Wide in the High Court of South Africa, instituting legal proceedings against the Company's wholly owned subsidiary PTM RSA, RBPlat and Maseve (the "Defendants") in relation to the Maseve Sale Transaction.  Africa Wide sought to set aside the closed Maseve Sale Transaction, or alternatively, sought that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of phase one of the Maseve Sale Transaction.  Africa Wide averred that (i) pursuant to the term sheet for the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) that Africa Wide did not have an election to refuse to dispose of its shareholding.  After amending its claim several times through the period during which pleadings were exchanged, Africa Wide eventually merely contended for the setting aside of the Maseve Transaction.

After discovery and the filing of various affidavits and documents, the case proceeded to trial in the High Court from October 4 to 8, 2021.  Final heads of argument were filed in the High Court by Africa Wide by October 29, 2021 and by the defendants by November 5, 2021.  Final arguments were heard by the High Court in January, 2022.

On June 14, 2022, the High Court of South Africa delivered its ruling dismissing the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs (the "High Court Ruling").  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the scheme of arrangement under the Companies Act, Africa Wide's case was statutorily barred.

Subsequent to the High Court Ruling, Africa Wide filed an application for leave to appeal the judgment of the High Court.  The Company and RBPlat opposed the application.  On August 1, 2022 the High Court dismissed Africa Wide's application for leave to appeal the High Court Ruling.  Africa Wide was again ordered to pay the defendants' costs.

On August 31, 2022, Africa Wide filed a petition to the South African Supreme Court of Appeal, for leave to appeal the High Court Ruling to the Supreme Court of Appeal, alternatively a full bench of the High Court.  The Company and RBPlat have filed answering affidavits opposing Africa Wide's petition to the South African Supreme Court of Appeal.

On November 10, 2022 the South Africa Supreme Court of Appeal dismissed Africa Wide's application with costs on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.

12.2 REGULATORY ACTIONS

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company's financial year. There are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. There are no settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the Company's financial year.

ITEM  13 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 10, 2022, the Company repaid $8 million of the Convertible Notes held by affiliates of Franklin Templeton Investments in Common Shares, as further discussed above.  Otherwise, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent of the Common Shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ITEM  14 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario; and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

ITEM  15 MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered into in the financial year ended August 31, 2021, or before the last financial year but still in effect, are as follows:

1. HCI Amended and Restated Subscription Agreement dated May 10, 2018

2. Equity Distribution Agreement dated July 27, 2022.

Other than the above, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See "Item 5.1 Mineral Property Interests") that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

ITEM  16 INTERESTS OF EXPERTS

16.1 NAMES OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company's most recently completed financial year, whose profession or business gives authority to the report, valuation, statement or opinion made by the person of company.

Name	Description
Charles Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat. CJM Consulting (Pty) Ltd.	Co-authored the Waterberg DFS, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2022.
Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2022.
Michael Murphy, P. Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS, which is referred to herein and in other filings made under NI 51-102 by the Company during the year ended August 31, 2022.
Robert van Egmond, P. Geo. RAVEX Consulting	Independent QP, has reviewed and approved technical disclosure in all of the Company's most recently completed financial year disclosure documents, 2022 Management, Discussion and Analysis and this AIF (other than disclosure from the Waterberg DFS already attributed to author QPs).

16.2 INTERESTS OF EXPERTS

There were no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (a) held by the persons or companies named above, and if the expert is not an individual, by the designated professionals of that expert, when that expert prepared the report, valuation, statement or opinion referred to above; (b) received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, after the time that expert prepared the report, valuation, statement or opinion referred to above; or (c) to be received by an expert named above and, if the expert is not an individual, by the designated professionals of that expert, other than compensation in cash for their services.

None of the aforementioned experts, nor any directors, officers or employees of an expert referred to above, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

16.3 INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia is the external auditor of the Company and has issued an independent auditors' report, titled "Independent Registered Public Accounting Firm" and dated November 23, 2022 in respect of the Company's consolidated statements of financial position as at August 31, 2022 and August 31, 2021 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2022 and August 31, 2021.  PricewaterhouseCoopers LLP has advised that they are independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the SEC.

ITEM  17 AUDIT COMMITTEES

Pursuant to National Instrument 52-110 - Audit Committees ("NI 52-110"), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee. The Company's Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

17.1 AUDIT COMMITTEE CHARTER

The text of the Audit Committee Charter is attached hereto as Schedule "B".

17.2 AUDIT COMMITTEE COMPOSITION AND BACKGROUND

The Audit Committee has been comprised of Stuart Harshaw (Chair), Timothy Marlow and Paul Mpho Makwana since February 28, 2022. All three members of the Audit Committee are independent within the meaning of applicable Canadian and U.S. securities laws and the requirements of the TSX and the NYSE American, and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  The Board has also determined that Mr. Harshaw is an "audit committee financial expert", within the meaning of applicable U.S. securities laws.

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Member	Experience/Education
Stuart Harshaw, BSc.	Stuart Harshaw is a seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide. Mr. Harshaw is President, CEO and Director of Nickel Creek Platinum Corp. and a member of the board of directors of International Tower Hill Mines Ltd. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen's University and an MBA from Laurentian University.
Timothy Marlow, C.Eng.	Timothy Marlow is a registered Charter Engineered in the UK with over 36 years of experience in mining engineering and mine operations in the Americas, Africa and Asia. Mr. Marlow has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.
Paul Mpho Makwana, BAdmin (Hons), EDP	Mpho Makwana is an accomplished business leader with diverse experience spanning a period of more than 29 years in executive and C-Suite roles in the public and private sectors. Mr. Makwana is founder and Chairman of Epitome Investments (Pty) Ltd., a family-owned venture capital firm focusing on sustainable investments in renewable energy, knowledge, and change management. Mr. Makwana is Chairman of ESKOM, a public electricity utility owned by the Government of South Africa and Independent Non-Executive Director of JSE Listed Invicta Holdings Limited and Nedbank Group Ltd. ("Nedbank"). He also serves as Chairman of SA Forestry (SAFCOL) Ltd.; and was Chairman of Limpopo Economic Development Agency Ltd. and Non-Executive Director of BioTherm Energy (Pty) Ltd. until May 2022 October 2022 respectively. Mr. Makwana's role with Nedbank is scheduled to end in May 2023. Mr. Makwana holds a BAdmin from the University of Zululand and a BAdmin (Hons) from the University of Pretoria, an EDP Certificate from the Kellogg School of Management and a Post Grad Diploma, Retailing Management from the University of Stirling.

17.3 RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

17.4 AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

17.5 PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is authorized to review the performance of the Company's independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor.  All non-audit services performed by the Company's auditor for the fiscal year ended August 31, 2022 and August 31, 2021 have been pre-approved by the Audit Committee.

Whistleblower Policy

The Audit Committee has established a Whistleblower Policy which outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company (the "Covered Persons"), regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matter relating to fraud against shareholders (the "Accounting Concerns"), without fear of retaliation of any kind.  If a Covered Person has any concerns about any of the Accounting Concerns which they consider to be questionable, incorrect, misleading or fraudulent, the Covered Person is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The Covered Person may report their concern in writing, by telephone or e-mail and forward it to the Chairman of the Committee or to outside counsels of the Company.  All submissions will be treated on a confidential and anonymous basis, except when the Accounting Concerns refer to violation of any applicable law, rule or regulation that relates to the corporate reporting and disclosure, and to violation of the Code of Conduct, when the person making the submission must be identified for purposes of performing the investigation.  Further, the Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern.  Promptly following the receipt of any complaints submitted to it, the Committee will investigate each complaint and take appropriate corrective actions.  A copy of the Whistleblower Policy is posted on the Company's website at www.platinumgroupmetals.net.

Compensation Committee

Composition

The Compensation Committee has been comprised of Diana Walters (Chair), Stuart Harshaw and Timothy Marlow since February 20, 2020. All three members of the Compensation Committee are independent.

Responsibilities

The responsibilities of the Compensation Committee include but are not limited to:

• Review, approve and report to the Board annually on management's succession plans for all executive officers, other than the CEO, including specific development plans and career planning for potential successors.

• Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This includes incentive plan design and other remuneration.

• Review and make recommendations to the Board with respect to all options granted and RSUs awarded under the Share Compensation Plan and all DSUs awarded under the Deferred Share Unit Plan (collectively the "Plans"), including the terms and conditions of those awards.

• Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO.

• Report on executive compensation as required in public disclosure documents.

• Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives, consider the Governance and Nomination Committee's report respecting the CEO's performance and recommend to the Board the CEO's compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

• Establish compensation and recruitment policies and practices for the Company's executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Company and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board's approval.

• Administration of the Plans and recommending to the Board awards under the Plans.

• The Compensation Committee shall review all executive compensation disclosure before the Company publicly discloses this information.

• The Compensation Committee will annually review and re-assess the adequacy of the Compensation Committee charter and recommend updates to the Compensation Committee charter and will receive approval of all changes from the Board.

17.6 EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2022 and 2021 are set forth below:

	Year ended August 31, 2022 (CAD$)	Year ended August 31, 2021 (CAD$)
Audit Fees	410,000	284,492
Audit-Related Fees(1)	47,000	68,000
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	457,000	352,492

Notes:

(1) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading "Audit Fees".

(2) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.

(3) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

ITEM  18 ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended August 31, 2022.

Copies of the above may be obtained, on the Company's website www.platinumgroupmetals.net; on SEDAR at www.sedar.com; on EDGAR at www.sec.gov; or by calling the Company's Corporate Secretary at 604-899-5450.

SCHEDULE "A"

LIST OF ABBREVIATIONS AND GLOSSARY OF MINING TERMS

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

"3E" refers to platinum, palladium and gold, collectively.

"4E" refers platinum, palladium, rhodium and gold, collectively.

"anorthosite" is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90-100%), and a minimal mafic component (0-10%).  Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

"assay" is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

"cm" is an abbreviation for centimetres.

"Cu" refers to copper.

"deposit" is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"diamond drill" is a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

"fault" is a fracture in a rock across which there has been displacement.

"felsites" refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

"fracture" is a break in a rock, usually along flat surfaces.

"gabbro" is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

"ha" is an abbreviation for hectare.

"harzburgite" is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite).  It commonly contains a few percent chromium-rich spinel as an accessory mineral.

- A2 -

"hectare" is an area totaling 10,000 square metres or 100 metres by 100 metres.

"intrusive" is a rock mass formed below earth's surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"km" refers to kilometres.

"kriging" is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems).  The method recognizes that samples are not independent and that spatial continuity between samples exists.

"m" refers to metres.

"mafic" is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"mineralization" refers to minerals of value occurring in rocks.

"ML/day" refers to megalitre/day.

"MVA" refers to megavolt ampere.

"Ni" is an abbreviation for nickel.

"NI 43-101" refers to National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators which sets out Canadian securities reporting guidelines for mining companies.

"olivine" is a mineral silicate of iron and magnesium, principally (Mg, Fe)2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

"ounce" or "oz" refers to a troy ounce having a weight of 31.103 grams.

"outcrop" refers to an exposure of rock at the earth's surface.

"Pd" refers to palladium.

"pegmatoid" is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

"plagioclase" is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

"Pt" refers to platinum.

"pyroxenite" refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

- A3 -

"Qualified Person" or "QP") as used in this AIF means a Qualified Person as that term is defined in NI 43-101.

"quartz" is a common rock-forming mineral (SiO2).

"quartzite" is an extremely compact, hard, granular rock consisting essentially of quartz.  It often occurs as silicified sandstone, as in sarsen stones.

"Rh" refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility.  Wherever there is platinum in the earth, there is rhodium as well.  In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore.  A high percentage of rhodium is also found in certain nickel deposits in Canada.

"stope" is an underground excavation from which ore has been extracted.

"tailings" is the material that remains after all metals considered economic have been removed from ore during milling.

"tonne" refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

"troctolite" is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout's back.

"UG2" refers to Upper Group 2 Chromitite Layer or Reef.

"ultramafic" refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

SCHEDULE "B"

AUDIT COMMITTEE CHARTER

PLATINUM GROUP METALS LTD.
(the "Corporation")

1. General

The Board of Directors of the Corporation (the "Board") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation's business, operations and risks.

The Corporation's independent auditor is ultimately accountable to the Board and to the Committee.  The Board and Committee, as representatives of the Corporation's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation's independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

2. Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American LLC (collectively, the "Applicable Regulations"), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations.  Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an "audit committee financial expert" within the meaning of U.S. federal securities laws.

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3. Duties

The Committee will have the following duties:

• Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

• Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

• Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

• Review any legal matters which could significantly impact the financial statements as reported on by the Corporation's counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

• Review the Corporation's annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

• Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

• Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

• Review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment.

• Meet with management and the external auditors to review the annual financial statements and the results of the audit.

• Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:

▪ actual financial results for the interim period varied significantly from budgeted or projected results;

▪ generally accepted accounting principles have been consistently applied;

▪ there are any actual or proposed changes in accounting or financial reporting practices; or

▪ there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

• Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

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• Recommend to the Board an external auditor to be nominated for appointment by the Corporation's shareholders.  Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation's external auditor shall report directly to the Committee.

• Review with the Corporation's management, on a regular basis, the performance of the external auditors, the terms of the external auditor's engagement, accountability and experience.

• Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

• Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

▪ insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

▪ considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

▪ as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

• Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure contained in the Corporation's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

• Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

• Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

• Establish a procedure for:

▪ the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

▪ the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

• Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

• Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

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• Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

• Review and oversee all related party transactions within the meaning of the Applicable Regulations.

• Perform other functions as requested by the Board.

• If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

• Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

• With regard to the Corporation's internal control procedures, the Committee is responsible to:

▪ review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

▪ review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

▪ review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

▪ periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4. Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair.  The Chair will not have a casting vote.

5. Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

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6. Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7. Removal and Vacancy

A member may resign from the Committee and may also be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee's powers.

8. Authority

The Committee may:

• engage independent counsel and other advisors as it determines necessary to carry out its duties.

• set and pay the compensation for any advisors employed by the Committee; and

• communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9. Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation and will be circulated to all members of the Board.

10. Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of: (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.